Registration No. ___________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUST REGISTERED ON
                                  FORM N-8B-2


        PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT


                                711 High Street
                             Des Moines, Iowa 50309
              (Address of Depositor's Principal Executive Offices)

                                 Sarah H. Pitts
                        Principal Life Insurance Company
                                711 High Street
                             Des Moines, Iowa 50309
                    (Name and Address of agent for service)

--------------------------------------------------------------------------------
           Telephone Number, Including Area Code: (515) 247-5111
--------------------------------------------------------------------------------

                   Please send copies of all communications to

                                 J. SUMNER JONES
                                 Jones & Blouch
                       1025 Thomas Jefferson Street, N.W.
                            Washington, DC 20007-0805
                       ----------------------------------

Title and Amount of Securities: Executive Flexible Premium Variable Universal Life Insurance Policy. (Pursuant to Rule 24F-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities being registered.)

Amount of Filing Fee:    No fee required.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

                       ----------------------------------


The Registrant hereby amends its Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        PRINCIPAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                              Cross Reference Sheet

    Items of
   Form N-8B-2               Captions in Prospectus

        1..............  Cover Page

        2..............  Cover Page

        3..............  Not Applicable

        4..............  Distribution of the Policy

        5..............  Principal Life Insurance Company Variable Life
                         Separate Account

        6(a)...........  Not Applicable

        6(b)...........  Not Applicable

        7..............  Not Required

        8..............  Not Required

        9..............  General Information (Legal Proceedings)

        10(a)..........  Ownership, Beneficiary, Assignment

        10(b)..........  Policy Values

        10(c), 10(d)...  Summary; Division Transfers; Automatic Portfolio
                         Rebalancing; Surrenders; Right to Exchange Policy

        10(e)..........  Summary; Policy Termination and Reinstatement

        10(f)..........  Other Matters (Voting Rights)

        10(g)(1),
        10(g)(2),
        10(h)(1),
        10(h)(2).......  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        10(g)(3),
        10(g)(4),
        10(h)(3),
        10(h)(4).......  Not Applicable

        10(i)..........  Principal Life Insurance Company Variable Life
                         Separate Account, The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments); General Provisions (Optional Insurance Benefits); Federal Tax Matters

        11.............  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Appendix

        12(a)..........  Cover page

        12(b)..........  Not Applicable

        12(c)..........  Principal Life Insurance Company Variable Life
                         Separate Account

        12(d)..........  Distribution of the Policy

        12(e)..........  Principal Life Insurance Company Variable Life
                         Separate Account

        13(a)..........  Principal Life Insurance Company Variable Life
                         Separate Account; Charges and Deductions

        13(b), 13(c),
        13(d), 13(e),
        13(f), 13(g)...  Summary (Charges and Deductions); Charges and
                         Deductions

        14.............  The Policy (To buy a Policy); Distribution of the
                         Policy

        15.............  Summary (Premiums); The Policy (Payment of Premiums;
                         Premium Limitations; Allocation of Initial Premiums)

        16.............  Summary (The Policy); Principal Life Insurance Company
                         Variable Life Separate Account; The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments)

        17(a), 17(b),
        17(c)..........  Captions referenced under Items 10(c), 10(d), 10(e), and 10(i) above

        18(a)..........  Summary (Policy Value); The Policy (Policy Values)

        18(b)..........  Summary (Policy Value); The Policy (Policy Values)

        18(c)..........  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans; Loan Account)

        18(d)..........  Not Applicable

        19.............  Other Matters (Voting Rights; Statement of Values)

        20(a), 20(b)...  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Other Matters (Voting Rights)

        20(c), 20(d),
        20(e), 20(f)...  Not Applicable

        21(a), 21(b)...  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans)

        21(c)..........  Summary (Policy Value; Policy Loans); The Policy
                         (Policy Values; Policy Loans)

        22.............  General Provisions (The Contract; Incontestability)

        23.............  Not Applicable

        24.............  Summary

        25.............  The Company

        26.............  Summary (Investment Account); The Policy (Division
                         Transfers)

        27.............  The Company

        28.............  Executive Oficers (Other than Directors); Directors)
                         Principal Life Insurance Company

        29.............  The Company

        30.............  Not Applicable

        31.............  Not Applicable

        32.............  Not Applicable

        33.............  Not Applicable

                  PRINCIPAL EXECUTIVE VARIABLE UNIVERSAL LIFE

                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY


The Principal Executive Variable Universal Life Insurance Policy (the "Policy") is issued by Principal Life Insurance Company (the "Company"). The Policy provides:
 . a death benefit payable on the death of the insured;
 . policy loans; and
 . a net surrender value which may be accessed by a partial or full surrender of the Policy.

This Policy is for use by corporations, employers, trusts, associations or similar entities. The Policy is designed for financing non-qualified executive deferred compensation plans, salary continuation plans, post-employment benefits or other similar purposes.


This prospectus provides information that you should know before buying a Policy. It is accompanied by a current prospectus for the underlying mutual funds that are available as investment options under the Policy. Please read these prospectuses carefully and keep them for future reference.

As in the case of other life insurance policies, it may not be in your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage.

The Policy involves investment risk, including possible loss of principal.


The Securities and Exchange Commission ("SEC") has not reviewed the Policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It is a criminal offense to say otherwise.

                  This prospectus is dated__________________.


The Policy offered by this prospectus may not be available in all states. This prospectus is not an offer to sell or solicitation of an offer to buy the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

                               TABLE OF CONTENTS


GLOSSARY................................................................

SUMMARY.................................................................

THE COMPANY.............................................................

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT.........

THE FUNDS...............................................................

THE POLICY..............................................................

DEATH BENEFITS AND RIGHTS...............................................

CHARGES AND DEDUCTIONS..................................................

POLICY TERMINATION AND REINSTATEMENT....................................

OTHER MATTERS...........................................................

GENERAL PROVISIONS......................................................

OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION..............

EXECUTIVE OFFICERS OF PRINCIPAL LIFE INSURANCE COMPANY (OTHER THAN DIRECTORS)

DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY...........................

DISTRIBUTION OF THE POLICY..............................................

STATE REGULATION........................................................

FEDERAL TAX MATTERS.....................................................

GENERAL INFORMATION.....................................................

FINANCIAL STATEMENTS....................................................

APPENDIX A - INVESTMENT DIVISIONS.......................................

APPENDIX B - ILLUSTRATIONS..............................................

APPENDIX C - TARGET PREMIUMS............................................

APPENDIX D - APPLICABLE PERCENTAGES (for Life Insurance Definition Test)

                                    GLOSSARY


ADJUSTMENT - change to the Policy resulting from an increase or decrease in total face amount or a change in smoking status, death benefit option, rating or riders.


ADJUSTMENT DATE - the monthly date on or next following the Company's approval of a requested adjustment.


ATTAINED AGE - the insured's issue age plus the number of full policy years since the policy date.


BUSINESS DAY - any date that the New York Stock Exchange ("NYSE") is open for trading and trading is not restricted.


DIVISION - a part of the separate account which invests in shares of a corresponding mutual fund.


EFFECTIVE DATE - the date on which all requirements for issuance of a Policy have been satisfied.


GENERAL ACCOUNT - assets of the Company other than those allocated to any of our separate accounts.


INSURED - the person named as the "insured" on the application for the Policy. The insured may or may not be the owner of the Policy.


LOAN ACCOUNT - that part of the dollar amount in the policy value that reflects the total loan indebtedness.


MONTHLY DATE - the day of the month which is the same day as the policy date.
     Example: If the policy date is September 5, 2002, the first monthly date is October 5, 2002.

MONTHLY POLICY CHARGE - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the asset based charge in effect on the monthly date.


MUTUAL FUND - a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division invests.


NET POLICY VALUE - the policy value minus any outstanding policy loans and unpaid loan interest.


NET PREMIUM - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions.


NET SURRENDER VALUE - surrender value minus any outstanding policy loans and unpaid loan interest.

NOTICE - any form of communication that we receive that provides the information we need which may be in writing or another manner which we approve in advance.

OWNER - the party which owns all the rights and privileges of this Policy.


POLICY DATE - the date from which monthly dates, policy years and policy anniversaries are determined.


POLICY FACE AMOUNT - the insurance benefit provided by the Policy without any riders.


POLICY MONTH - any one-month period beginning on the monthly date.
     Example: The monthly date is September 5, 2002, the first policy month ends on October 4, 2002.

POLICY VALUE - an amount equal to the division value(s) plus the loan account value.

POLICY YEAR - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.
     Example: If the policy date is September 5, 2002, the first policy year ends on September 4, 2003. The first policy anniversary falls on September 5, 2003.

PREMIUM EXPENSE CHARGE - the charge deducted from premium payments to cover a sales charge, state and local premium taxes and federal taxes.


PRORATED BASIS - is the proportion that the value of a particular division bears to the total value of all divisions.


SERVICE OFFICE- Principal Financial Group Service Center
    P.O.Box 724447
    Atlanta GA 31139
    Phone:1-888-737-3855
    Fax: 770-690-1900

SURRENDER VALUE - an amount equal to the policy value plus the amount provided by any benefit rider.


TOTAL FACE AMOUNT - policy face amount plus face amount of the supplemental benefit rider, if any.


UNIT - the accounting measure used to calculate the value of the divisions.


VALUATION DAY - each day the NYSE is open and trading is not restricted.


VALUATION PERIOD - the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T., on each valuation day and ends at the close of normal trading of the NYSE on the next valuation day.


WRITTEN REQUEST - actual delivery to the Company or the servicing office of a written notice or request, signed and dated, on a form we supply or approve.

SUMMARY


This prospectus describes a flexible variable universal life policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.


THE POLICY
The Policy is designed to provide:
 . insurance protection;
 . a death benefit payable at the death of the insured;
 . flexibility in:
  . the amount and frequency of premium payments (subject to certain limitations); and
  . the amount of life insurance proceeds payable under the Policy;
 . policy loans; and
 . a net surrender value which may be accessed by a partial or full surrender of the Policy.

Net premium payments are allocated to divisions. All divisions may not be available in all states. A current list of divisions available in your state may be obtained from a sales representative or the Company.


Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.


The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.

The following divisions (subject to state availability) are currently available:

DIVISION                             DIVISION
 AIM V.I. Aggressive Growth          JP Morgan Bond
Division
 AIM V.I. International Growth       JP Morgan SmallCap
Division
 AIM VI Premier Equity               MFS VIT Emerging Growth
 American Century VP Income &        MFS VIT MidCap Growth
Growth
 American Century VP International   MFS VIT New Discovery
 American Century VP Value           MFS VIT Value
 American Century VP Ultra           Neuberger Berman AMT
 Berger IPT MidCap Value             Principal VCF Bond
 Dreyfus DIP Appreciation            Principal VCF Capital Value
 Dreyfus DIP Core Value              Principal VCF Equity Growth
 Dreyfus DIP SmallCap                Principal VCF Government Securities
 Dreyfus DIP Quality Bond            Principal VCF Growth
 Dreyfus Socially Responsible        Principal VCF International
Growth
 DIP Founders Discovery              Principal VCF International SmallCap
 DIP Founders Growth                 Principal VCF LargeCap Blend
 Fidelity VIP II Asset Manager       Principal VCF LargeCap Growth
 Fidelity VIP II Contrafund          Principal VCF LargeCap Value
 Fidelity VIP Equity-Income          Principal VCF MidCap
 Fidelity VIP Growth                 Principal VCF MidCap Growth
 Fidelity VIP High Income            Principal VCF MidCap Growth Equity
 Fidelity VIP MidCap                 Principal VCF MidCap Value
 Franklin Income Securities          Principal VCF Money Market
 Franklin Mutual Discovery           Principal VCF Real Estate
 Franklin Mutual Shares              Principal VCF SmallCap
 Franklin Rising Dividends           Principal VCF SmallCap Growth
 Franklin Value Securities           Principal VCF SmallCap Value
 INVESCO VIF - Dynamics Fund         Putnam VT Growth & Income
 INVESCO VIP - Equity Income         Putnam VT International Growth
 INVESCO VIF - Health Sciences Fund  Putnam VT Voyager
 INVESCO VIF - Small Company Growth  Vanguard VIF Balanced
Fund
 INVESCO VIF - Technology Fund       Vanguard VIF Equity Index
 Janus Aspen Aggressive Growth       Vanguard VIF MidCap Index
 Janus Aspen Balanced                Wells Fargo VT Asset Allocation
 Janus Aspen Core Equity             Wells Fargo VT Equity Income
 Janus Aspen Flexible Income         Wells Fargo VT Large Company Growth
 Janus Aspen International Growth

 Janus Aspen Strategic Value

 Janus Aspen Worldwide Growth


PREMIUMS
Within certain limits, you may select the amount and frequency of premium payments.

POLICY VALUE
The policy value is:
 . the value(s) of the policy division(s)
 . plus the value of the loan account.

It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or a death benefit guarantee rider, this could result in no death benefit upon the insured's death.


TRANSFERS
Amounts may be transferred between the divisions.

POLICY LOANS
Loans may be taken against the policy value any time the Policy has a net policy value. The minimum amount of a loan is $500. The maximum amount of a loan is 90% of the net policy value.

LOAN ACCOUNT
When a policy loan is taken, a loan account is established. Interest is charged on the policy loan. An amount equal to the amount of the policy loan is redeemed from the divisions and the proceeds transferred to the loan account. The loan account earns interest.

SURRENDERS (FULL AND PARTIAL)

Full Surrender
--------------
 . The Policy may be surrendered and the net surrender value paid to the owner. . We calculate the net surrender value as of the valuation day we receive the written request.

Partial Surrender
-----------------
 . After the first policy year, a Policy may be partially surrendered and the proceeds paid to the owner.
 . The minimum amount of partial surrender is $500.
 . The amount surrendered may not be greater than 90% of the net policy value. . The total face amount may be reduced by the amount of the partial surrender
  (and any transaction fee).
 . A transaction fee of $25 is charged on each partial surrender after the 2nd partial surrender in a policy year.

Preferred Partial Surrender (available if death benefit Option 1 is in effect)
------------------------------------------------------------------------------

 . In any policy year, 5% of the net policy value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount.
 . Any amount surrendered in excess of 5% may cause a reduction in the total face amount.
 . The 5% preferred partial surrender privilege is not cumulative from year-to-year.

CHARGES AND DEDUCTIONS

Premium Expense Charge
----------------------

                    CURRENT PREMIUM EXPENSE CHARGE (AS A % OF PREMIUM PAID)*
                    --------------------------------------------
 YEARS SINCE ISSUE OR ADJUSTMENT            SALES CHARGE**  STATE AND LOCAL TAXES  FEDERAL TAXES   TOTAL
 -------------------------------            --------------  ---------------------  -------------   -----
                                                                                                    7.95%
 1                                                4.50%             2.20%              1.25%
 2 through 5                                      7.00              2.20               1.25        10.45
 6 through 10                                     3.00              2.20               1.25         6.45
 more than 10 years                            none***              2.20               1.25         3.45


    * Deducted from premiums paid in each period. The premium expense charge also applies to premiums attributable to a face amount increase.
    ** Assessed against premiums up to target premium. No sales charge on premiums in excess of target premium.
    *** Currently there is no charge. See CHARGE AND DEDUCTIONS - Premium Expense Charge for the guaranteed maximum charge.

Monthly Policy Charges
----------------------
 . Cost of insurance charge.
 . Asset based charge of 0.30% of the net policy value.
 . Optional benefit rider charge(s).

Other Charges
-------------
 . Policy loan interest of 5.0% annually in policy years 1-10 and 4.30% annually after policy year 10.
 . A transaction fee of $25 is charged on each partial surrender after the 2nd partial surrender in a policy year.
 . A transfer fee of $25 is imposed on each unscheduled transfer after the first unscheduled transfer in a policy month.
 . Investment management fees and other operating expenses for the mutual fund underlying a division. The annual expenses of underlying mutual funds (as a percentage of average net assets) as of December 31, 2001 were:

                                           MANAGEMENT FEES      12B-1        OTHER         TOTAL EXPENSES
 UNDERLYING MUTUAL FUNDS                 AFTER REIMBURSEMENT     FEES       EXPENSES     AFTER REIMBURSEMENT
 -----------------------                 -------------------    -----       --------     -------------------
 AIM V.I. Aggressive Growth Division
 AIM V.I. International Growth Division
 AIM VI Premier Equity
 American Century VP Income & Growth
 American Century VP International
 American Century VP Value
 American Century VP Ultra
 Berger IPT MidCap Value
 Dreyfus DIP Appreciation
 Dreyfus DIP Core Value
 Dreyfus DIP SmallCap                                                                   /
 Dreyfus DIP Quality Bond                                                               /
 Dreyfus Socially Responsible Growth                                                    /
 DIP Founders Discovery
 DIP Founders Growth                                                                    /
 Fidelity VIP II Asset Manager                                                          /
 Fidelity VIP II Contrafund                                                             /
 Fidelity VIP Equity-Income
 Fidelity VIP Growth
 Fidelity VIP High Income
 Fidelity VIP MidCap
 Franklin Income Securities                                                             /
 Franklin Mutual Discovery
 Franklin Mutual Shares
 Franklin Rising Dividends
 Franklin Value Securities
 Janus Aspen Aggressive Growth
 Janus Aspen Balanced
 Janus Aspen Core Equity
 Janus Aspen Flexible Income
 Janus Aspen International Growth
 Janus Aspen Strategic Value
 Janus Aspen Worldwide Growth
 JP Morgan Bond
 JP Morgan SmallCap
 MFS VIT Emerging Growth
 MFS VIT MidCap Growth
 MFS VIT New Discovery
 MFS VIT Value
 Neuberger Berman AMT
 Principal VCF Bond
 Principal VCF Capital Value
 Principal VCF Equity Growth                                  /                         /
 Principal VCF Government Securities
 Principal VCF Growth
 Principal VCF International
 Principal VCF International SmallCap
 Principal VCF LargeCap Blend
 Principal VCF LargeCap Growth
 Principal VCF LargeCap Value
 Principal VCF MidCap
 Principal VCF MidCap Growth
 Principal VCF MidCap Growth Equity
 Principal VCF MidCap Value
 Principal VCF Money Market                                   /
 Principal VCF Real Estate
 Principal VCF SmallCap
 Principal VCF SmallCap Growth                                /
 Principal VCF SmallCap Value                                 /
 Putnam VT Growth & Income                                    /
 Putnam VT International Growth                               /
 Putnam VT Voyager                                            /
 Vanguard VIF Balanced                                        /
 Vanguard VIF Equity Index                                    /
 Vanguard VIF MidCap Index                                    /
 Wells Fargo VT Asset Allocation                              /
 Wells Fargo VT Equity Income                                 /
 Wells Fargo VT Large Company Growth                          /

DEATH BENEFITS AND PROCEEDS
The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:
 . the death proceeds plus interest (as explained in DEATH PROCEEDS AND RIGHTS -
  Death Proceeds);
 . plus proceeds from any benefit riders on the life of the insured;
 . minus outstanding policy loans and unpaid loan interest;
 . minus any overdue monthly policy charges (Overdue monthly policy charges arise when a policy is in a grace period and the net policy value is insufficient to cover the sum of the cost of insurance and of additional benefits provided by any rider plus the asset based charge.).

The Policy provides for three death benefit options. An option is elected on the application. Subject to certain conditions, the option may be changed after the Policy has been issued.

Death proceeds are paid in cash or applied under a benefit payment option. We pay interest on the death proceeds as required by state law.


MATURITY PROCEEDS
If the insured is living on the maturity date, we will pay you (the owner) an amount equal to the net surrender value. The Policy then terminates. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option.

ADJUSTMENT OPTIONS
The total face amount may be increased or decreased. The minimum amount of an increase is $10,000 and is subject to our underwriting guidelines in effect at the time the increase is requested.

A decrease in total face amount may be requested:
 . after the first policy anniversary; and . if the request does not decrease the total face amount below $100,000.

TERMINATION AND REINSTATEMENT
The Policy terminates:
 . upon a full policy surrender;
 . when death proceeds are paid;
 . when maturity proceeds are paid; or
 . if sufficient premium payments are not made before the expiration of a 61-day grace period.

Subject to certain conditions, a Policy that terminated because of insufficient policy value may be reinstated.


TEN DAY EXAMINATION OFFER (FREE-LOOK PROVISION)
 . The Policy may be returned during the free-look period that is generally 10 days but may be longer in certain states.
 . Based on state law, we return either all premiums paid or the net policy value.

THE COMPANY

The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a directly wholly owned subsidiary of Principal Financial Group, Inc.

On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place July 1, 1998. Effective October 26, 2001, Principal Mutual Holding Company converted to a stock company and Principal Financial Group, Inc. completed its initial public offering.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

The separate account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the Securities and Exchange Commission ("SEC"). This registration does not involve SEC supervision of the investments or investment policies of the separate account.

The income, gains, and losses, whether or not realized, of the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company. Obligations arising from the Policy, including the promise to make benefit option payments, are our general corporate obligations. However, the Policy provides that the portion of the separate account's assets equal to the reserves and other liabilities under the Policy are not charged with any liabilities arising out of any other business of the Company.

The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the separate account following SEC approval.


THE FUNDS

The funds are mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies. The funds provide the investment vehicles for the divisions. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available from a sales representative or our home office.

Appendix A contains a brief summary of the investment objectives of each division.


An Investment Advisor agrees to provide investment advisory services for a specific underlying mutual fund. For these services, the Investment Advisor is paid a fee.


The Company purchases and sells fund shares for the separate account at their net asset value without any sales or redemption charge. The separate account has divisions that correspond to interests in the underlying mutual funds. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.


THE POLICY


The descriptions that follow are based on provisions of the Policy offered by this prospectus.


TO BUY A POLICY
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.

The minimum total face amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum total face amount. If the minimum total face amount is changed, the new minimum would apply only to Policies issued after the effective date of the change.


To issue a Policy, we require that the insured be age 75 or younger as of the policy date. Other underwriting restrictions may apply.


An applicant for the Policy must:
 . furnish satisfactory evidence of insurability of the insured; and . meet our insurance underwriting guidelines and suitability rules.

If you want insurance coverage to start at the time the application is submitted, a payment must be sent with the completed application. The amount is shown on the Policy illustration provided by your registered representative. If this amount is submitted with the application, a conditional receipt may be given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.


We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met.


Policy Date
-----------
If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the 28th of the same month. Policies that are issued on a COD basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. The policy date is shown on the current data pages. Current data pages are the most recent Policy specification pages issued to a Policy owner and are located in the Policy.

Upon specific request and our approval, the Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.


Effective Date
--------------
The Policy date and the effective date are the same unless:
 . a backdated Policy date is requested; or . a Policy is applied for on a COD basis (the effective date is the date we received at least the monthly policy charge and all requirements for issuance of the Policy have been satisfied); or
 . application amendments are required (the effective date is the date we receive, review and accept amendments).

The insurance coverage does not take effect until you actually receive the Policy. If the insured was to die before you actually receive the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).


PAYMENT OF PREMIUMS
The amount and frequency of the premium payments affects the policy value, the net policy value and how long the Policy remains in force. After the initial premium, you may determine the amount and timing of subsequent premium payments within certain restrictions. You must pay premiums to us at:
   Principal Financial Group Service Center
   P.O.Box 724447
   Atlanta GA 31139

Preauthorized withdrawals may be set up on a monthly basis (to allow us automatically to deduct premium payments from a checking or other financial institution account). We send premium reminder notices of the planned periodic premium amount if an annual, semiannual or quarterly premium payment schedule is established. Unscheduled payments may be made to us at our service office.


PREMIUM LIMITATIONS
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the current maximum premium payments allowed for life insurance under the Internal Revenue Code (the "Code"). If a premium payment is made that would result in total premiums exceeding the current maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Unless otherwise directed, any excess will be returned and no further premiums accepted until allowed by the current maximum premium limitations.

TEN-DAY EXAMINATION OFFER (FREE-LOOK PROVISION)
Under state law, the Policy may be returned for any reason during the examination period. The request and the Policy must be mailed to us or returned to the agent no later (as determined by the postmark) than the last day of the free-look period as shown below.

The examination period is the later of:
 . 10 days after the Policy is delivered to you; and . such later date as specified by applicable state law.

NOTE: If the purchase of this Policy is a replacement for another life insurance policy or an annuity contract, different free-look periods may apply. In those states which require return of premium, we reserve the right to retain the initial net premium payment in the Money Market division longer than 10 days to correspond to the free-look periods of a particular state's replacement requirements.

ALLOCATION OF INITIAL PREMIUMS
We allocate initial net premiums on the later of the policy date or the effective date.

Certain states require that the premium be refunded if the Policy is returned during the ten-day examination period. If the Policy is issued in one of those states, the initial net premium is allocated to the Money Market division on the later of the policy date or the effective date. After the ten-day examination period, the inital net premium is re-allocated to the divisions according to your instructions. If the eleventh day is not a business day, the transfer will occur on the next business day.
     Example: The effective date of the Policy is February 1st. At the close of business on February 11th, the net premium is reallocated to the division(s) that you selected.

If the Policy is issued in a state which does not require refund of premiums paid, the initial net premium is allocated to the divisions on the later of the policy date or the date we receive the premium. States which do not require refund of premiums paid are: Alabama, Alaska, Arizona, Arkansas, Colorado, Florida, Iowa, Kansas, North Dakota, Oregon, South Dakota, Tennessee, Washington and Wyoming. Different rules may apply if this Policy is a replacement for another life insurance policy or an annuity contract.


Allocations are made to the divisions according to your instructions. The total of all the percentages for the divisions must equal 100. The percentage allocation for future premium payments may be changed, without charge, at any time by:
 . sending a notice to our servicing office;
 . calling us (if telephone privileges apply (1-888-737-3855)); or
 . faxing the notice to us (770-690-1900).
The allocation changes are effective at the end of the valuation period in which the new instructions are received.

NOTE: See GENERAL PROVISIONS - Delay of Payments.

POLICY VALUES
The policy value is equal to the sum of the values in the divisions and loan account (see THE POLICY - Loan Account). The policy value also reflects premium payments, partial surrenders, transaction charges, policy loans and the policy expenses deducted from the divisions.

There is no guaranteed minimum division value. Its value reflects the investment experience of the division. It is possible that the investment performance could cause a loss of the entire amount allocated to the division. Without additional premium payments or a death benefit guarantee rider, it is possible that no death benefit would be paid upon the insured's death.


At the end of any valuation period, the Policy's value in a division is:
 . the number of units in the division attributable to the Policy
 . multiplied by the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:
 . the initial premium payment (less premium expense charges);
 . plus subsequent premium payments (less premium expense charges);
 . plus transfers from another division
minus units sold:
 . for partial surrenders from the division;
 . as part of a transfer to another division or the loan account; and . to pay monthly policy charges and any transaction fees.

Unit values are calculated each valuation day. To calculate the unit value of a division, the unit value from the previous valuation day is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:

  [{the share price of the underlying mutual fund at the end of the valuation period before that day's transactions
                                      plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the valuation period}
                                   divided by
    the share price of the underlying mutual fund at the end of the previous valuation period after that day's transactions].

When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units attributable to the Policy in the division.


DIVISION TRANSFERS
An unscheduled transfer may be requested or a periodic transfer established by:
 . sending the notice to our servicing office;
 . calling us (if telephone privileges apply (1-888-737-3855)); or
 . faxing the notice to us (770-690-1900).

The dollar amount or percentage to transfer from and to each division must be specified. The transfer is made, and the values determined, as of the end of the valuation period in which we receive the request. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner. We also reserve the right to modify or revoke transfer privileges.


Unscheduled Transfers
---------------------
Unscheduled transfers among divisions may be made. A transfer fee of $25 is imposed on each unscheduled transfer after the first unscheduled transfer in a policy month.

Scheduled Transfers (dollar cost averaging (DCA))
-------------------------------------------------
Automatic transfers made on a periodic basis without an additional charge.
 . The amount of the transfer is:
  . the dollar amount selected; or
  . a percentage of the division value as of the date specified (other than the
    29th, 30th or 31st).
 . You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly).
 . If the selected date is not a valuation day, the transfer is completed on the next valuation day.
 . Transfers continue until we receive notice to stop them or the interest in the division has a zero balance.
 . We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.

AUTOMATIC PORTFOLIO REBALANCING (APR)
APR allows you to maintain a specific percentage of your net policy value in the divisions over time.
     Example: You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of the value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and the proceeds are used to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.

APR may be elected at the time of application or after the Policy has been issued.


APR transfers:
 . do not begin until the expiration of the free-look period;
 . are done without charge;
 . may be done on the specified frequency (monthly, quarterly, semiannual or annual) on a calendar year or policy year basis:
 . may be done by:
  . calling us (if telephone privileges apply (1-888-737-3855)); or

  . mailing the notice to our servicing office; or . faxing the request to us (770-690-1900).
 . are made at the end of the next valuation period after we receive the instruction
 . are not available if you have scheduled transfers from divisions.

POLICY LOANS
While the Policy is in effect and has a net policy value, you may borrow money from us with the Policy as the security for the policy loan.
 . The minimum policy loan is $500.
 . The maximum amount you may borrow is 90% of the net policy value as of the date we process the policy loan.
 . If you elect telephone privileges, you may request a policy loan of $100,000 or less by calling us at 1-888-737-3855. If you do not have telephone privileges or are requesting a policy loan of more than $100,000, the request must be made in writing.
 . Generally, policy loan proceeds are sent within five business days from the date we receive the request (see GENERAL PROVISIONS - Delay of Payments). Loan proceeds are sent to the owner's address of record.

LOAN ACCOUNT
When a policy loan is taken, a loan account is established. Units with a total value equal to the amount of the loan are redeemed from the divisions. The redemption proceeds are transferred to the loan account. You may instruct us on the proportions to redeem from the divisions. If instructions are not provided, the redemptions are taken in the same proportion as the allocation used for the most recent monthly policy charge.

The loan account earns interest from the date of transfer. The loan account interest rate is 4.00% per year. Interest accrues daily. loan accounts are part of our general account.


Interest is charged on the policy loan. During the first ten policy years, the interest rate is 5.00% per year. After policy year ten, the interest rate is 4.30% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the loan amount causes additional units to be redeemed from the division(s) and the redemption proceeds transferred to the loan account. Redemptions are made in the same proportions as described above.


Outstanding policy loans and unpaid loan interest reduce the net policy value. If the net policy value is less than the monthly policy charge on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination).


While the Policy is in force and before the insured dies, policy loans and loan interest may be repaid as follows:
 . policy loans may be repaid totally or in part;
 . repayments are allocated to the division(s) in the proportions used for allocation of premium payments; and
 . payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s). In addition, outstanding policy loans and unpaid loan interest are subtracted from:
 . death proceeds at the death of the insured;
 . surrender value upon full surrender or termination of a Policy; and . maturity proceeds payable at maturity.

If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a qualified tax advisor.

SURRENDERS

A request for any surrender must be in writing. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees.The surrender is effective as of the end of the valuation period during which we receive the written request for surrender.

Total and partial surrenders from the Policy are generally paid within five business days of our receipt of the written request for surrender. Certain delays in payment are permitted (see GENERAL PROVISIONS - Delay of Payments).


Full surrender
--------------
The Policy may be surrendered on or before the maturity date while the Policy is in effect. We will pay the net surrender value at the end of the valuation period during which we receive the surrender request.

We reserve the right to require that the Policy be returned prior to making any payment though this does not affect the net surrender value.


Partial surrender
-----------------
After the first policy anniversary and prior to the maturity date, a part of the net surrender value may be surrendered. The minimum amount of a partial surrender is $500. The partial surrender may not be greater than 90% of the net policy value. A transaction fee of $25 is charged on each partial surrender after the 2nd partial surrender in a policy year. The partial surrender may not decrease the total face amount to less than $100,000.

The policy value is reduced by the amount of the surrender plus any transaction fee(s). We surrender units from the division(s) to equal the dollar amount of the surrender request (plus any transaction fee). The surrender is deducted from the division(s) according to the specified surrender allocation percentages. If surrender allocation percentages are not specified, we use the monthly policy charge allocation percentages.


If death benefit Option 1 is in effect and the death proceeds equal the total face amount, the total face amount is reduced by the amount of the partial surrender that is not deemed to be a preferred partial surrender. If the total face amount had been increased, any reduction of the total face amount is made on a last in, first out basis.


If death benefit Option 2 is in effect, there is no reduction in the total face amount upon a partial surrender.


If death benefit Option 3 is in effect and the death proceeds equal the total face amount, the total face amount is reduced by the lesser of (a) or (b) where:
    (a) is the partial surrender amount plus any transaction fee; and
    (b) is the greater of (1) the amount that the total partial surrenders exceed total premiums paid or (2) zero.
If the total face amount had been increased, any reduction of the total face amount is made on a last in, first out basis.

Preferred Partial Surrender (available if death benefit Option 1 is in effect)
------------------------------------------------------------------------------
 . In any policy year, 5% of the net policy value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount.
 . Any amount surrendered in excess of 5% causes a reduction in the total face amount.
 . The 5% preferred partial surrender privilege is not cumulative from year-to-year.
 . The maximum of preferred partial surrenders during any policy year is $100,000 and over the life of the Policy is $250,000.

The maximum preferred partial surrender is equal to (a plus b) not to exceed (c) where:
    (a) is the amount of the surrender (including any transaction fee);
    (b) is the amount of any preferred partial surrenders in the same policy year; and
    (c) is 5% of the net policy value at the end of the prior policy year.

DEATH PROCEEDS AND RIGHTS


DEATH PROCEEDS
If the insured dies before the maturity date, we pay death proceeds.
 . We must receive proof of the death of the insured and all other required documents.
 . Payment is made to any assignee. The remainder is paid to the named beneficiary(ies) under the designated death benefit option (see GENERAL PROVISIONS - Beneficiary).

The payments are made in cash lump sum or under a benefit option selected by the beneficiary(ies). Death proceeds are calculated as of the date of the insured's death and include:
 . the death benefit described below;
 . plus proceeds from any benefit rider on the insured's life;
 . minus outstanding policy loans and unpaid loan interest;
 . minus any overdue monthly policy charges if the insured died during a grace period;
 . plus interest on the death proceeds as required by state law.

DEATH BENEFIT OPTION
The death benefit option is selected at the time of application.

The three death benefit options available are:
 . Death Benefit Option 1 - the death benefit equals the greater of:
  . the total face amount; or
  . the amount found by multiplying the surrender value by an applicable percentage*.
 . Death Benefit Option 2 - the death benefit equals the greater of:
  . the total face amount plus the policy value; or . the amount found by multiplying the surrender value by an applicable percentage*.
 . Death Benefit Option 3 - the death benefit equals the greater of:
  . the total face amount plus the greater of a) premiums paid less partial surrenders or b) zero; or
  . the amount found by multiplying the surrender value by an applicable percentage*.
    * The applicable percentage tables are in Appendix D and are based on our interpretation of Section 7702 of the Code as set forth in FEDERAL TAX MATTERS - IRS Definition of Life Insurance.

CHANGE IN DEATH BENEFIT OPTION
The death benefit option may be changed prior to the insured's attained age 75. The death benefit option may be changed on or after the first policy anniversary. Up to two changes are allowed per policy year. The request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with or next follows our approval. Changing the death benefit option changes the future cost of insurance.

The option may not be changed from death benefit Option 1 to death benefit Option 3 or from death benefit Option 2 to death benefit Option 3. We will increase or decrease the total face amount so that the death benefit after the change equals the death benefit immediately before the change.

 .

       CHANGING FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2
We will decrease the total face amount. The amount of the decrease is equal to the policy value on the effective date of the change. If there have been increases in the total face amount, the decrease of total face amount will be made on a last in, first out basis. We will require proof of insurability.
This example assume that the policy face amount equals the total face amount.
------------------------
-------------------------------------------------------------------------------
  TOTAL FACE AMOUNT          DEATH BENEFIT                POLICY VALUE
-------------------------------------------------------------------------------
  BEFORE THE CHANGE        BEFORE THE CHANGE            bEFORE THE CHANGE
-------------------------------------------------------------------------------
      $1,000,000               $1,000,000                    $50,000
-------------------------------------------------------------------------------
   AFTER THE CHANGE         AFTER THE CHANGE            AFTER THE CHANGE
-------------------------------------------------------------------------------
       $950,000                $1,000,000                    $50,000
 ($1,000,000 -            ($950,000 + $50,000)
 $50,000)
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                  CHANGING FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1
We will increase the total face amount. The amount of the increase is equal to the policy value on the effective date of the change. The total face amount increase will be in the same proportion as the policy face amount to the total face amount. No proof of insurability is required. This example assumes that the policy face amount equals the total face amount.
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL FACE AMOUNT                        DEATH BENEFIT
-----------------------------------------------------------------------------
  BEFORE THE CHANGE                      BEFORE THE CHANGE
-----------------------------------------------------------------------------
      $1,000,000                            $1,050,000
                                      ($1,000,000 + $50,000)
-----------------------------------------------------------------------------
   AFTER THE CHANGE                      AFTER THE CHANGE
-----------------------------------------------------------------------------
      $1,050,000                            $1,050,000
 ($1,000,000 + $50,000

-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  CHANGING FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1
We will increase the total face amount. The amount of the increase is equal to the policy value on the effective date of the change. The total face amount increase will be in the same proportion as the policy face amount to the total face amount. No proof of insurability is required. This example assumes that the policy face amount equals the total face amount.
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL FACE AMOUNT                          POLICY VALUE
--------------------------------------------------------------------------------
  BEFORE THE CHANGE                               b
                                           EFORE THE CHANGE
--------------------------------------------------------------------------------
      $1,000,000                               $50,000


--------------------------------------------------------------------------------
   AFTER THE CHANGE                        AFTER THE CHANGE
--------------------------------------------------------------------------------
      $1,050,000                               $50,000
 ($1,000,000 + $50,000
------------------------
                        --------------------------------------------------------

-------------------------------------------------------------------------------
       CHANGING FROM DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 1
We will increase the total face amount if the total premiums paid are greater than total partial surrenders (including any transaction fees) as of the effective date of the change. The increase will be in the same proportion as the policy face amount is to the total face amount. No proof of insurability is required. This example assumes total premiums paid are $30,000, total partial surrenders are $10,000 and the policy face amount equals the total face amount.
------------------------
-------------------------------------------------------------------------------
  TOTAL FACE AMOUNT           DEATH BENEFIT                POLICY VALUE
-------------------------------------------------------------------------------
  BEFORE THE CHANGE         BEFORE THE CHANGE           bEFORE THE CHANGE
-------------------------------------------------------------------------------
      $1,000,000               $1,020,000                    $50,000
                        ($1,000,000 + ($30,000 -
                                $10,000))
-------------------------------------------------------------------------------
   AFTER THE CHANGE         AFTER THE CHANGE             AFTER THE CHANGE
-------------------------------------------------------------------------------
      $1,020,000               $1,020,000                    $50,000
 ($1,000,000 +
 ($30,000 - $10,000))
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
       CHANGING FROM DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 2
We will either increase or decrease the total face amount by subtracting the policy value from the greater of a) premiums paid less partial surrenders and
b) zero. We will require proof of insurability. This example assumes that total premiums paid are $30,000, total partial surrenders are $10,000 and the policy face amount equals the total face amount.
------------------------
-------------------------------------------------------------------------------
  TOTAL FACE AMOUNT           DEATH BENEFIT                POLICY VALUE
-------------------------------------------------------------------------------
  BEFORE THE CHANGE         BEFORE THE CHANGE           bEFORE THE CHANGE
-------------------------------------------------------------------------------
      $1,000,000               $1,020,000                    $50,000
                        ($1,000,000 + ($30,000 -
                                $10,000))
-------------------------------------------------------------------------------
   AFTER THE CHANGE         AFTER THE CHANGE             AFTER THE CHANGE
-------------------------------------------------------------------------------
       $970,000                $1,020,000
 ($1,000,000 +            ($970,000 + $50,000)               $50,000
 ($30,000 - $10,000) -
 $50,000)
-------------------------------------------------------------------------------

ADJUSTMENT OPTIONS
Increase in total face amount
-----------------------------
An increase in total face amount may be requested at any time provided that the monthly policy charges are not being waived under a rider. The minimum increase in total face amount is $10,000.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If the request is not approved, no changes are made to the Policy.


We will approve the request if:
 . the insured is alive at the time of the request; and . the attained age of the insured is 75 or less at the time of the request; and

 . we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of the request; and . the death proceeds minus the policy value do not exceed our maximum limits as defined under our underwriting guidelines then in effect.

The increase in total face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of the request. No free-look period applies to an increase in total face amount.


We calculate an "adjustment conditional receipt premium deposit" (payment that accompanies request) based on the request for an increase. If a payment is made with the adjustment application of at least as much as the adjustment conditional receipt premium deposit, we may issue a conditional receipt. The conditional receipt shows receipt of the payment and outlines any interim insurance coverage.


Any payment made with the adjustment application is held in our general account without interest. If we approve the adjustment, on the effective date of the adjustment, the amount of the premium payment being held minus the premium expense charge, is moved to the divisions. The current premium allocation percentages are used to make this allocation.


The cost of insurance charge will increase in the event of an increase in the total face amount. If there is insufficient value to pay the higher charges after an increase in total face amount, the Policy will lapse unless the death benefit guarantee is in effect. The entire Policy would be at risk of lapsing, not just the incremental increase in face amount.


Decrease in total face amount
-----------------------------
After the first policy year, a decrease in the total face amount may be requested. No transaction fee is imposed on decreases in the total face amount. A decrease in face amount lowers the cost of insurance charges. A decrease is requested as follows:
 . the request must be made on an adjustment application;
 . the application must be signed by the owner(s);
 . monthly policy charges are not being waived under a waiver rider; and . the decrease may not reduce the total face amount below $100,000.

A decrease may not be allowed if the decrease would cause a refund of premium and/or the distribution of the policy value in order to maintain compliance with the limits required by the Code relating to the definition of life insurance.


CHARGES AND DEDUCTIONS


We make certain charges and deductions to support operation of the Policy and the separate account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while transaction fees are deducted at the time of the transaction.


PREMIUM EXPENSE CHARGE

                    CURRENT PREMIUM EXPENSE CHARGE (AS A % OF PREMIUM PAID)*
                    --------------------------------------------
 YEARS SINCE ISSUE OR ADJUSTMENT            SALES CHARGE**  STATE AND LOCAL TAXES  FEDERAL TAXES   TOTAL
 -------------------------------            --------------  ---------------------  -------------   -----
                                                                                                   7.95%

 1                                                4.50              2.20               1.25
 2 through 5                                      7.00              2.20               1.25        10.45
 6 through 10                                     3.00              2.20               1.25         6.45
 more than 10 years                            none***              2.20               1.25         3.45


    * Deducted from premiums paid in each period. The premium expense charge also applies to premiums attributable to a face amount increase.
    ** Assessed against premiums up to target premium. No sales charge on premiums in excess of target premium.
    *** Currently there is no charge. See below for the guaranteed maximum charge

The sales charge is intended to pay us for distribution expenses. These expenses include commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising. Sales charges received in any policy year are not necessarily related to actual distribution expenses incurred in that year. We expect that the majority of the expenses are incurred in the early years of a Policy and that any deficit is made up during the life of the Policy.


Currently there is no sales charge imposed on premiums received after the first ten policy years. We reserve the right to impose a sales charge of up to a guaranteed maximum of 3.0% of premiums paid which are less than or equal to target premiums.


If distribution expenses are more than the sales charge, the deficit is made up from our other assets or surplus in our general account.


MONTHLY POLICY CHARGE
The monthly policy charge is intended to cover certain charges and expenses incurred in connection with the Policy. Deductions are made up of:
 . a charge for the cost of insurance;
 . a charge for any optional benefit added by rider(s); and . an asset based charge.

On the policy date and each monthly date thereafter, we deduct the monthly policy charge from the policy value. The deduction is made using the current monthly policy charge allocation percentages. The allocation percentages may be:
 . the same as allocation percentages for premium payments;
 . determined on a prorated basis; or
 . determined by any other allocation method which we agree upon.

If you do not designate monthly policy charge allocation percentages, they will be the same as the allocation percentages for premium payments. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the next monthly date after the request is received. If we cannot follow the instructions because of insufficient value in any division, the monthly policy charge is deducted on a prorated basis.


COST OF INSURANCE CHARGE
The monthly cost of insurance charge is (a) multiplied by ((b) minus (c)) where:
    (a) is the cost of insurance rate (described below) divided by 1,000;
    (b) is the death benefit at the beginning of the policy month divided by 1.0024663; and
    (c) is the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

The cost of insurance rate at issue and for any underwritten total face amount increase is based on the gender*, issue age and age at adjustment, duration since issue and since adjustment, smoking status, and risk classification of the insured. The cost of insurance rate for any non-underwritten total face amount increase is based on the gender*, age at issue, duration since issue, risk classification and smoking status of the insured. We determine the rate based on our expectation as to investment earnings, expenses, mortality and persistency experience. Changes in the cost of insurance rates apply to all individuals of the same age, gender* and risk classification. The rate for the total face amount will never exceed the rate shown in the Table of Guaranteed Maximum Cost of Insurance Rates in the Policy. The guaranteed maximum cost of insurance rate is based on the gender*, attained age and risk classification of the insured.
  * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with certain employment related insurance and benefit plans is not based on the gender of the insured.


ASSET BASED CHARGE
The expense risk we assume is that expenses incurred in issuing and administering the Policy are greater than we estimated. The Company expects to make a profit from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

Each month, we deduct a charge for these risks at an annual rate of 0.30% of the net policy value. We reserve the right to increase the annual rate but guarantee that the maximum annual rate will not exceed 0.60%. If we increase the annual rate, the increase will only apply to policies issued on or after the date of the increase.


TRANSACTION CHARGES
A transaction fee of $25 is charged on each partial surrender after the 2nd partial surrender in a policy year. A transfer fee of $25 is imposed on each unscheduled transfer after the first unscheduled transfer in a policy month.

OTHER CHARGES
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for each mutual fund are shown in the section of the Summary entitled Charges and Deductions - Other Charges.

SPECIAL PROVISIONS
Charges and deductions may be reduced for Policies purchased under an arrangement where the size or nature of the group results in savings in sales, underwriting, administration or other costs. Reductions may be available to employees, officers, directors, agents and immediate family members of the group arrangement. Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments, total assets under management for the Policy owner).

We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other policy owners with policies funded with the separate account.


In addition, groups may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Flexible underwriting programs currently available include: batch underwriting, simplified issue underwriting and guaranteed issue underwriting.


POLICY TERMINATION AND REINSTATEMENT


POLICY TERMINATION
If the net policy value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. The grace period begins when we send a notice of pending lapse. The notice:
 . is mailed to your last known post office address;
 . shows the minimum payment required to keep the Policy in force; and . shows the 61-day period during which we will accept the required payment.

The minimum required payment is (a) plus ((b) divided by (c)) where:
    (a) is the amount that the policy value is less than zero before deducting the month policy charge on the monthly date preceding the grace period;
    (b) is three monthly policy charges; and
    (c) is 1 minus the maximum premium expense charge.
The maximum premium expense charge is the guaranteed maximum percent of premium expense charge which is shown in CHARGES AND DEDUCTIONS - Premium Expense Charge.

This payment is intended to reimburse us for the monthly policy charges during the grace period. To cover past due monthly policy charges, if the grace period ends before we receive the minimum payment, we keep any remaining value in the Policy.


The Policy is in force during a grace period. If we do not receive the required payment, the Policy terminates as of the end of the grace period. If the insured dies during a grace period, policy proceeds are reduced by:
 . all monthly policy charges due and unpaid at the death of the insured; and

 . any outstanding policy loans and unpaid loan interest.

The Policy also terminates when:
 . the Policy is surrendered;
 . death proceeds are paid; or
 . maturity proceeds are paid.
When the Policy terminates, all of the owner's Policy rights and privileges end.

Neither partial surrenders nor policy loans may be made during a grace period.


REINSTATEMENT
Subject to certain conditions, a Policy that terminated because of insufficient policy value may be reinstated. The Policy may only be reinstated:
 . prior to the maturity date and while the insured is alive;
 . upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
 . if payment of a reinstatement premium is made; and . if the application for reinstatement is mailed to us within three years of the
  Policy termination (in some states, we must provide a longer period of time for Policy reinstatement).

The reinstatement premium is calculated using the formulas found above in POLICY TERMINATION AND REINSTATEMENT - Policy Termination. If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest is not collected for the period the Policy was terminated).


We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with the reinstatement application are held in our general account without interest until the reinstatement date. They are allocated to the selected division(s) on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner are restored upon reinstatement.


OTHER MATTERS


VOTING RIGHTS
We vote division shares at shareholder meetings of the underlying mutual funds. We follow the voting instructions received from people having the voting interest in the division shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the division. Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.


According to procedures adopted by the mutual fund, voting instructions may be solicited by a written proxy statement before a shareholder meeting. We vote other underlying mutual fund shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Underlying mutual fund shares held in our general account are voted in proportion to instructions that are received with respect to the participating policies.


If we determine, under applicable law, that underlying mutual fund shares need not be voted according to the instructions received, we may vote underlying mutual fund shares held in the separate account in our own right.


We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to:
 . change a subclassification or investment objective of the underlying mutual fund;
 . disapprove an investment advisory contract of the underlying mutual fund; or

 . approve changes initiated by an owner in the investment policy or investment advisor of the underlying mutual fund if we reasonably disapprove of the changes.

The change would be disapproved only if:
 . the proposed change is contrary to state law;
 . prohibited by state regulatory authorities; or . we determine the change is inconsistent with the investment objectives of the mutual fund.

STATEMENT OF VALUES
An annual statement is sent each year. The statement will show:
 . current death benefit amount;
 . current policy value and net surrender value;
 . all premiums paid since the last statement;
 . all charges since the last statement;
 . any outstanding policy loans and unpaid loan interest;
 . any partial surrenders since the last statement;
 . the number of units and unit value;
 . total value of each of the divisions;
 . designated beneficiary(ies); and
 . all riders included in the Policy.

You will also receive a statement as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-888-737-3855.


We also send the reports required by the Investment Company Act of 1940 (as amended).


SERVICES AVAILABLE VIA THE TELEPHONE
If you elect telephone privileges, instructions for the following transactions may be given to us via the telephone:
 . change in allocations of future premium payments;
 . change in allocation of the monthly policy charge;
 . change to APR instructions;
 . change to DCA instructions;
 . unscheduled division transfers; and
 . requesting a policy loan (of $100,000 or less).

Instructions:
 . may be given by calling us at 1-888-737-3855 between 8a.m. and 5 p.m. Eastern
  Time on any day that the NYSE is open;
 . must be received by us before the close of the NYSE (generally 4:00 p.m.
  Eastern Time) to be effective the day they are given;
 . are effective the next valuation day if not received until after the close of the NYSE.

Although neither the separate account nor the Company is responsible for the authenticity of telephone transaction instructions, the separate account and the Company reserve the right to refuse telephone instructions. YOU ARE LIABLE FOR A LOSS RESULTING FROM A FRAUDULENT TELEPHONE INSTRUCTION THAT WE REASONABLY BELIEVE IS GENUINE. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions and requesting personal identification information (name, phone number, social security number, birth date, etc.).

GENERAL PROVISIONS


THE CONTRACT
The entire contract is made up of the Policy and all applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised Policy or data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

OPTIONAL INSURANCE BENEFITS
Subject to certain conditions, one or more optional insurance benefits may be added to the Policy. These include but are not limited to:
 . supplemental benefit rider (yearly renewable term)
 . extended coverage rider
 . death benefit guarantee rider (only available at the time the Policy is issued and is not available in conjunction with the supplemental benefit rider)
 . change of insured rider
 . enhanced cash surrender value rider

Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. NOT ALL OPTIONAL INSURANCE BENEFITS ARE AVAILABLE IN ALL STATES. The cost, if any, of an optional insurance benefit is deducted as part of the monthly policy charge.


Supplemental Benefit Rider
--------------------------
This rider is intended to allow for flexibility in funding design. The owner specifies the percentage blend of rider and policy face amount desired. The use of this rider disqualifies the use of the Death Benefit Guarantee Rider.

Death Benefit Guarantee Rider
-----------------------------
This rider guarantees the Policy will not lapse before the insured's age 85 provided that the cumulative death benefit guarantee premium requirement is met. This rider is automatically made a part of the Policy unless the Supplemental Benefit Rider is used.

There are no policy charges for the death benefit guarantee rider. Rather, a required minimum premium level is defined for the rider benefit to be provided. The death benefit guarantee premium requirement is met if (a) is greater than or equal to (b) where:
    (a) is the sum of all premiums paid less any partial surrenders and any outstanding policy loans and loan interest; and
    (b) is the sum of the death benefit guarantee monthly premiums from the policy date to the most recent monthly date. The most recent death benefit guarantee premium is shown on the current data page.

The death benefit guarantee premium is based on the issue age, gender (where permitted by law), smoking status and risk classification of the insured. This premium may change if:
 . the total face amount is changed;
 . a rider is added or deleted; or
 . an adjustment is made to the Policy.

As a result of a change, an additional premium may be required to satisfy the new death benefit guarantee premium.


Enhanced Cash Surrender Value Rider
-----------------------------------
The rider provides for payment of an additional amount at the time of full surrender (if it occurs during the first five policy years). The additional amount is only available upon a full cash surrender that is not associated with a replacement or an exchange under Section 1035 of the Code. There is no charge for this rider and it is automatically added to all Policies.

               POLICY YEAR OF                   ADDITIONAL AMOUNT
                 SURRENDER                      -----------------
               --------------
                     1             5.00% of premium received since issue
                                   2.75% of the sum of premium received since
                     2             issue
                                   1.67% of the sum of premium received since
                     3             issue
                                   1.00% of the sum of premium received since
                     4             issue
                                   0.60% of the sum of premium received since
                     5             issue



Extended Coverage Rider
-----------------------
This rider, which is automatically included on each Policy, allows the Policy to remain in force beyond the maturity date. Under the rider, at maturity of the Policy, the maturity date is automatically extended to the date of the insured's death. There is no charge for this rider and at maturity the Policy automatically changes to death benefit option 1 and no future adjustments are allowed.

If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under the Policy to reflect the amount that would have been payable at the correct age and gender.


ASSIGNMENT
You may assign the Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our service office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.


OWNERSHIP
You may change the ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that the Policy be sent to us so that we can record the change.

Unless changed, the owner is as named in the application. The owner may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).


All rights and privileges of ownership of a Policy end if the Policy is surrendered, death or maturity proceeds are paid, or if the grace period ends without our receiving the payment required to keep the Policy in force.


If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person's ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy passes to the estate of the last surviving owner. If the owner is not a natural person and is no longer in existence, the insured becomes the owner unless otherwise required by law. With our consent, you may specify a different arrangement for contingent ownership.


BENEFICIARY
You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless an irrevocable beneficiary has been named, the beneficiary designation may be changed by sending us a written request. After approval, the change is effective as of the date the request for change was signed. We reserve the right to require that the Policy be sent to us so that we can record the change.

If no beneficiary(ies) survives the insured, the death proceeds are paid to the owner or the estate of the owner.

BENEFIT INSTRUCTIONS
While the insured is alive, you may give us instructions for payment of death proceeds under one of the benefit options of the Policy. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit instructions are revoked.

BENEFIT PAYMENT OPTIONS
While the insured is alive, you may arrange for death proceeds to be paid in a lump sum or under one of several fixed benefit payment options. These choices are also available if the Policy is surrendered or matures.
 . Special Benefit Arrangement - A specially designed benefit payment option may be arranged with our approval.
 . Life Income - We pay income during a person's lifetime. A minimum guaranteed period may be used.
 . Joint and Survivor Life Income - We pay income during the lifetime of two people and continue until the death of the survivor.

Interest at a rate set by us, but never less than required by state law, will be applied to calculate the amount of the payment.


RIGHT TO EXCHANGE POLICY
The Policy may be exchanged for a new life insurance policy on the life of the insured which is made available by the Company for this purpose. The new policy will not be a term insurance policy or a variable life insurance policy. Evidence of insurability will not be required.

The exchange must be made during the first 24 months from the policy date while the Policy is in force and not in a grace period. The exchange is effective upon our receipt of written notice. This Policy then terminates. The new policy has the same policy date as this Policy.


The new policy has the same death benefit as this Policy unless required to be higher in order to qualify as "life insurance" as defined in Section 7702 of the Code, as amended. The new policy is based on the same issue age, gender (if applicable) and risk classification as this Policy


No additional charge is made for this exchange privilege. Any outstanding policy loan and unpaid loan interest must be repaid or transferred to the new policy.


NON-PARTICIPATING POLICY
The Policies do not share in any divisible surplus of the Company.

INCONTESTABILITY
After a period of two years from the policy date, we will not contest the insurance coverage provided by the Policy. Any total face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.

SUICIDE
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of total face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any outstanding policy loans and unpaid loan interest and partial surrenders. In the event of suicide within two years of a total face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).

DELAY OF PAYMENTS
Payment due to exercise of rights under the free-look provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a division are generally made within five days after we receive instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, full or partial surrender, policy loan, death, maturity or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940, as amended.

The right to sell shares may be suspended during any period when:
 . trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or . an emergency exists, as determined by the SEC, as a result of which:
  . disposal by a fund of securities owned by it is not reasonably practicable;
  . it is not reasonably practicable for a fund to fairly determine the value of its net assets; or
  . the SEC permits suspension.

If payments are delayed and your instruction is not canceled by written instruction, the amount of the transaction is determined the first valuation day following the expiration of the permitted delay. The transaction is made within five days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.


MARKET TIMING DISCLOSURE
The Policy does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all Policy owners. We reserve the right to reject excessive exchanges or purchases if we deem that the trade would disrupt the management of the separate account, any division or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at any time to prevent transactions that could disadvantage other Policy owners. These modifications could include, but not be limited to:
 . requiring a minimum time period between each transfer;
 . not accepting transfer requests from someone providing them for multiple
  Policies for which he or she is not the owner; or . limiting the dollar amount that a Policy owner may transfer at any one time.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
 . transfer assets in any division to another division;
 . add, combine or eliminate divisions; or . substitute the shares of a division for shares in another division:
  . if shares of a division are no longer available for investment; or . if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).


OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION


The officers and directors of the investment advisor, Principal Management Corporation, are shown below. This list includes some of the same people (designated by *), who are serving in the same capacities as officers and directors of the underwriter, Princor Financial Services Corporation ("Princor"). The principal business address for each officer and director is:
Principal Financial Group, Des Moines, Iowa 50392.

*JOHN EDWARD ASCHENBRENNER     Director
*PATRICIA ANN BARRY            Assistant Corporate Secretary
*CRAIG LAWRENCE BASSETT        Treasurer
*MICHAEL THOMAS DALEY          Director
*RALPH CRAIG EUCHER            Director and President
*ARTHUR SIGLIN FILEAN          Senior Vice President
*DENNIS PAUL FRANCIS           Director
*PAUL NORMAN GERMAIN           Vice President - Mutual Fund Operations
*ERNEST HAROLD GILLUM          Vice President - Product Development
*JOHN BARRY GRISWELL           Chairman of the Board and Director
*JOYCE NIXSON HOFFMAN          Senior Vice President and Corporate Secretary
                               Senior Vice President - Marketing and
*JOHN RANDALL LEPLEY           Distribution
                               Assistant Vice President - Business Systems and
*KELLY ANN PAUL                Technology
*RICHARD LEO PREY              Director
LAYNE ALLAN RASMUSSEN          Controller - Mutual Funds
*MICHAEL DENNIS ROUGHTON       Counsel
*JAMES FRANKLIN SAGER          Vice President
*JEAN BETSY SCHUSTEK           Assistant Vice President - Registered Products
*KAREN ELIZABETH SHAFF         Director
                               Senior Vice President and Chief Financial
*KIRK LLOYD TIBBETTS           Officer
*LARRY DONALD ZIMPLEMAN        Director

PRINCIPAL LIFE INSURANCE COMPANY:


EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

JOHN EDWARD ASCHENBRENNER         Executive Vice President
PAUL FRANCIS BOGNANNO             Senior Vice President
GARY MERLYN CAIN                  Senior Vice President
MICHAEL THOMAS DALEY              Executive Vice President
CHARLES ROBERT DUNCAN             Senior Vice President
DENNIS PAUL FRANCIS               Senior Vice President
                                  Executive Vice President and Chief Financial
MICHAEL HARRY GERSIE              Officer
THOMAS JOHN GRAF                  Senior Vice President
ROBB BRYAN HILL                   Senior Vice President
JOYCE NIXSON HOFFMAN              Senior Vice President and Corporate Secretary
DANIEL JOSEPH HOUSTON             Senior Vice President
ELLEN ZISLIN LAMALE               Senior Vice President and Chief Actuary
MARY AGNES O'KEEFE                Senior Vice President
RICHARD LEO PREY                  Executive Vice President
KAREN ELIZABETH SHAFF             Senior Vice President and General Counsel
ROBERT ALLEN SLEPICKA             Senior Vice President
NORMAN RAUL SORENSEN              Senior Vice President
                                  Senior Vice President and Chief Information
CARL CHANSON WILLIAMS             Officer
LARRY DONALD ZIMPLEMAN            Executive Vice President

DIRECTORS

Principal Life Insurance Company is managed by a Board of Directors. The directors of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

    NAME, POSITIONS AND          PRINCIPAL OCCUPATION DURING LAST 5 YEARS
    ------OFFICES------          ----------------------------------------
          -------
                             President and Chief Executive Officer of AT&T
                             Consumer since April 2001. Prior thereto,
   BETSY JANE BERNARD        Executive Vice President - National Mass markets
   Director                  of Quest Communications, formerly US West,
   Chair, Nominating         2000-2001; Executive Vice President - Retail
   Committee                 Markets of US West, 1998-2000; President and
                             Chief Executive Officer of US WEST Long Distance,
                             1997-1998; President and Chief Operating Officer
                             of Avirnex July 1997 - December 1997; President
                             and Chief Executive Officer of Pacific Bell
                             Communications, Pacific Telesis from 1995-1997

                             Corporate Vice President and Chief Marketing
                             Officer, Motorola, Inc. since 1999. Vice
   JOCELYN CARTER-MILLER     President, 1998-1999; Vice President and General
   Director                  Manager, since 1997. Prior thereto, Vice
   Member, Audit Committee   President of Latin American and Caribbean
                             Operations of Motorola.


   CHARLES DANIEL GELATT,
   JR.
   Director
   Member, Executive         President, NMT Corporation since 1986
   Committee
   Member, Human Resources
   Committee

   JOHN BARRY GRISWELL       Chairman of the Board, President and Chief
   Director                  Executive Officer, Principal Life Insurance
   Member, Executive         Company since 2000. President 1998-2000;
   Committee                 Executive Vice president 1996-1998; Senior Vice
                             President 1991-1996.

                             Executive Vice President and Chief Financial
   SANDRA LYNN HELTON        Officer of Telephone & Data Systems, Inc. since
   Director                  1998. Vice President and corporate Controller of
   Member, Audit Committee   Compaq Computer Corporation from 1997-1998. Prior
                             thereto, Senior Vice President and Treasurer of
                             Corning Incorporated from 1994-1997.

                             Retired. Executive Vice President of DuPont
                             1999-2000. Chairman, President and Chief
   CHARLES SAMUEL JOHNSON    Executive Officer, Pioneer Hi-Bred International,
   Director                  Inc. 1996-1999; President and Chief Executive
   Member, Audit Committee   Officer 1995-1996; President and Chief Operating
                             Officer 1995.

   WILLIAM TURNBALL KERR
   Director                  Chairman, President & Chief Executive Officer,
   Member, Executive         Meredith Corporation since 1998. President and
   Committee                 Chief Executive Officer, 1997-1998; President and
   Chair, Human Resources    Chief Operating Officer 1994-1997. Prior thereto,
   Committee                 Executive Vice President.

   LEE LIU
   Director                  Retired. Chairman Alliant Energy Corporation
   Member, Executive         1998-2000. Chairman and Chief Executive Officer,
   Committee                 IES Industries, Inc., 1996-1998. Prior thereto,
   Member, Human Resources   Chairman, President and Chief Executive Officer.
   Committee

   VICTOR HENDRIK
   LOEWENSTEIN               Partner Egon Zehnder International since 1999.
   Director                  Prior thereto, Managing Partner, Egon Zehnder
   Member, Nominating        International 1979-1999.
   Committee

   RONALD DALE PEARSON
   Director                  Chief Executive Officer, Chairman and President,
   Member, Human Resources   Hy-Vee, Inc. since 1989.
   Committee

   FEDERICO FABIAN PENA      Managing Director of Vestar Capital Partners
   Director                  since 2000. Senior Advisor of Vestar Capital
   Member, Nominating        Partners 1998-2000. Prior thereto, Secretary,
   Committee                 U.S. Department of Energy 1996-1998.

                             President and Chief Executive Officer of the
   DONALD MITCHELL STEWART   Chicago Community Trust since 2000. Senior
   Director                  Program Officer and Special Advisor to the
   Member, Nominating        President at the Carnegie Corporation of New York
   Committee                 1999-2000. Prior thereto, President, The College
                             Board, 1986-1999.

   ELIZABETH EDITH TALLETT   President and Chief Executive Officer of Galenor
   Director                  Inc. since 1999 and also President & Chief
   Chair, Audit Committee    Executive Officer of Dioscor, Inc. since 1996.


DISTRIBUTION OF THE POLICY

We intend to sell the Policies in all jurisdictions where we are licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers, registered with the SEC under the Securities Exchange Act of 1934, who are members of the National Association of Securities Dealers, Inc. (NASD).

The Policies will be distributed by the general distributor, Princor, which is an affiliate of ours. The distribution contract may be terminated by either party upon 60 day notice. Princor was incorporated in the State of Iowa on May 1, 1968, and is also a securities broker-dealer registered with the SEC as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.


For Policies sold through Princor, commissions generally will be no more than 10% of premium received in the first policy year (or the first year following an adjustment) up to the target premium. In the second through fifth years following the policy date (or adjustment date), commissions range from 0% to 5% of premiums received. In the sixth through tenth years following the policy date (or adjustment date), commissions range from 0% to 1.5% of premiums received. In policy years after year 6, an asset based fee of 0.075% of the value in the divisions is paid. Expense allowances may be paid to agents and brokers based on premiums received.


STATE REGULATION

The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner's representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.


FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy. You should consult a qualified tax adviser about the tax implications of taking action under a Policy.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT
We are taxed as an insurance company under subchapter L of the Code. The separate account is not a separate taxable entity. Its operations are taken into account by us in determining our tax liability. All separate account investment income and realized net capital gains are reinvested and taken into account in determining policy values and are automatically applied to increase the book reserves associated with the Policies.

CHARGES FOR TAXES
We impose a federal tax charge equal to 1.25% of premiums received under the Policy to compensate us for the federal income tax liability we incur by reason of receiving those premiums. We believe that this charge is reasonable in relation to the increased tax burden the Company incurs as a result of Section 848 of the Code. No other charge is currently made to the separate account for federal income taxes of the Company that may be attributable to the separate account. Periodically, we review the appropriateness of charges to the separate account for federal income taxes. In the future, a charge may be made for federal income taxes incurred by us and attributable to the separate account.

Under current law, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change attributable to state or local taxes, we reserve the right to charge the separate account for the portion of taxes, if any, attributable to the separate account.


DIVERSIFICATION STANDARDS
The Policy should qualify as a life insurance contract as long as the underlying investments for the Policy satisfy diversification requirements of Section 817(h) of the Code.

IRS DEFINITION OF LIFE INSURANCE
The Policy should qualify as a life insurance contract as long as it satisfies either the guideline premium/cash value corridor test or the cash value accumulation test as defined under Section 7702 of the Code. One of these tests is chosen on the application. If a test is not chosen, the Policy will comply with the guideline premium/cash value corridor test. Once a test is chosen, it cannot be changed on the Policy.

 . The guideline premium/cash value corridor test places limitations on the amount of premium payments that may be made and on policy values that can accumulate relative to the death benefit. Guideline premium limits are determined when the Policy is issued and can vary by the death benefit option chosen. Guideline premium limits will likely change due to any adjustment to the Policy.

 If at any time a premium is paid which would result in total premiums exceeding the current guideline premium limits, we accept only that portion of the premium which would make the total premiums equal the guideline premium limits.

 . The cash value accumulation test limits the amount of policy values that can accumulate relative to the death benefit. In general, as the policy value increases, the death benefit may be required to increase also.

The guaranteed minimum death benefit will generally be smaller under the guideline premium/cash value corridor test than under the cash value accumulation test. The guaranteed minimum death benefit is the product of the surrender value and an applicable percentage. Applicable percentages vary between the two tests and are shown in Appendix D.


All transactions will be subject to the limits as defined under Section 7702 of the Code. A transaction may not be allowed, or an increase in face amount may be required, if the transaction would cause a refund of premium and/or distribution of the policy value in order to maintain compliance with the Section 7702 limits.


MODIFIED ENDOWMENT CONTRACT STATUS
Section 7702A of the Code sets forth a classification of life insurance policies known as "Modified Endowment Contracts." Policy loans and partial surrenders from a policy that is classified as a modified endowment contract are taxable as ordinary income to the owner in an amount equal to the lesser of the amount of the loan/partial surrender or the excess of policy value over the owner's investment in the Policy. Additionally, taxable distributions may be subject to a federal income tax penalty of 10%.

Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. In the absence of your instructions, we will refund all or part of the premium payment that would make the Policy a modified endowment contract.


POLICY SURRENDERS AND PARTIAL SURRENDERS
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner is not taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any policy loan, upon surrender or lapse, is added to the cash surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

A full surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds the investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. During the first 15 policy years, an amount may be taxable prior to your tax-free recovery of your investment in the Policy if the partial surrender results in or is necessitated by a reduction in death benefits. A qualified tax advisor should be consulted regarding the tax consequences of any partial surrender during the first 15 policy years.


The increase in policy value of the Policy is not included in gross income unless and until there is a full surrender or partial surrender under the Policy. Transfers between the division(s) are not considered as distributions from the Policy and would not be considered taxable income.


POLICY LOANS AND LOAN INTEREST
Loans received under the Policy are generally recognized as loans for tax purposes and are not considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors. Due to the complexity of these factors, you should consult a qualified tax advisor as to the deductibility of interest paid on policy loans. If the Policy is a modified endowment contract, a policy loan and
                                                                            ===
or capitalized loan interest is taxable to an amount equal to the lesser of the
==
amount of the loan or the excess of policy value over the owner's investment in the Policy.

If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a qualified tax advisor.


CORPORATE ALTERNATIVE MINIMUM TAX
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by Section 55(c) of the Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

EXCHANGE OR ASSIGNMENT OF POLICIES
A change of Policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner. For complete information with respect to Policy assignments and exchanges, a qualified tax advisor should be consulted.

WITHHOLDING
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.

OTHER TAX ISSUES
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the Policy beneficiary(ies) if you or the insured dies. Any person concerned about the estate implications of the Policy should consult a qualified tax advisor.

GENERAL INFORMATION


EMPLOYEE BENEFIT PLANS
The United States Supreme Court has held that optional annuity benefits under a qualified deferred compensation plan cannot vary on the basis of gender. Polices are available for use in connection with employment related insurance or benefit plans which do not vary between male and female insured of a particular age and underwriting classification. A qualified tax advisor should be consulted on these matters.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Policies, including our right to issue Policies under Iowa Insurance Law, have been passed upon by Karen
E. Shaff, Senior Vice President and General Counsel.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which the separate account is a party or which would materially affect the separate account.

REGISTRATION STATEMENT
This prospectus omits some information contained in the registration statement that we have filed with the SEC. Statements contained in this prospectus are summaries of the contents of the Policy and other legal documents.

OTHER VARIABLE INSURANCE CONTRACTS
The Company currently offers other variable life policies that participate in the separate account. In the future, we may designate additional group or individual variable life policies as participating in the separate account.

RESERVATION OF RIGHTS
The Company reserves the right to amend or terminate the special plans described in this prospectus. Such plans include preauthorized premium payments, DCA and APR. You would be notified of any such action to the extent required by law.

CUSTOMER INQUIRIES
Questions should be directed to:
    Principal Financial Group Service Center
    P.O.Box 724447
    Atlanta GA 31139
    Phone:1-888-737-3855
    Fax: 770-690-1900

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in this prospectus. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

FINANCIAL STATEMENTS
The consolidated financial statements of Principal Life Insurance Company which are included in this prospectus should be considered only as it relates to our ability to meet our obligations under the Policy. They do not relate to investment performance of the assets held in the separate account.

APPENDIX A - INVESTMENT DIVISIONS


AIM V.I. AGGRESSIVE GROWTH DIVISION

              INVESTS IN: AIM V.I. Aggressive Growth Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term capital growth from
                securities of companies expected to achieve accelerated earnings growth.

AIM V.I. INTERNATIONAL GROWTH DIVISION

              INVESTS IN: AIM V.I. International Growth Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: pursues long-term capital growth from international equities considered to have strong earnings momentum.

AIM V.I. PREMIER EQUITY DIVISION

              INVESTS IN: AIM V.I. Premier Equity Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. Income is a secondary objective.

AMERICAN CENTURY VP INCOME & GROWTH DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Income
                and Growth
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.

AMERICAN CENTURY VP INTERNATIONAL DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP
                International
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth around the world.

AMERICAN CENTURY VP VALUE DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Value INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital growth over time and, secondarily, income.

AMERICAN CENTURY VP ULTRA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Ultra INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth.

BERGER IPT MIDCAP VALUE DIVISION

              INVESTS IN: Berger Investment Product Trust MidCap Value Fund INVESTMENT ADVISOR: Berger LLC
              INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing in mid-sized companies whose stock prices have been beaten down to low levels but still offer significant upside potential.

DIP CORE VALUE DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Core Value Portfolio INVESTMENT ADVISOR: Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks long-term capital growth as a primary objective, with current income as a secondary objective. Invests primarily in equity securities of large-cap value companies.

DIP APPRECIATION DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Appreciation Portfolio INVESTMENT ADVISOR: Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks long-term capital growth consistent with the preservation of capital. Its' secondary goal is current income.

DIP SMALLCAP DIVISION

              INVESTS IN: Dreyfus Investment Portfolios SmallCap Portfolio INVESTMENT ADVISOR: Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks capital appreciation by investing in the stocks of companies with small market capitalizations.

DREYFUS SOCIALLY RESPONSIBLE GROWTH DIVISION

              INVESTS IN: Dreyfus Socially Responsible Growth Portfolio INVESTMENT ADVISOR: Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks capital growth through equity
                investment in companies that in the opinion of the fund's advisers show evidence that they conduct their business in a manner that contributes to the quality of life in America.

DIP FOUNDERS DISCOVERY DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Founders Discovery
                Portfolio
              INVESTMENT ADVISOR: Founders Asset Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks capital appreciation. To pursue this goal, the portfolio invests primarily in equity securities of small, U.S. based companies which are characterized as "growth" companies.

DIP FOUNDERS GROWTH DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Founders Growth
                Portfolio
              INVESTMENT ADVISOR: Founders Asset Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

DIP QUALITY BOND DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Quality Bond Portfolio INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks to maximize current income as is consistent with the preservation of capital and the maintenance of liquidity. The portfolio invests in fixed-income securities, including corporate bonds, mortgage-related securities, collateralized mortgage obligations, and asset-backed securities, and in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.

FIDELITY VIP ASSET MANAGER DIVISION

              INVESTS IN: Fidelity VIP II Asset Manager Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks high total return with reduced risk over the long-term.

FIDELITY VIP CONTRAFUND DIVISION

              INVESTS IN: Fidelity VIP II Contrafund Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation.

FIDELITY VIP EQUITY-INCOME DIVISION

              INVESTS IN: Fidelity VIP Equity-Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks reasonable income by investing primarily in income-producing equity securities.

FIDELITY VIP GROWTH DIVISION

              INVESTS IN: Fidelity VIP Growth Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation.

FIDELITY VIP HIGH INCOME DIVISION

              INVESTS IN: Fidelity VIP High Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks a high level of current income by investing primarily in high yielding, lower quality, fixed income securities, while also considering growth of capital.

FIDELITY VIP MIDCAP DIVISION

              INVESTS IN: Fidelity VIP MidCap Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing in equity securities of companies with medium market capitalizations.

FRANKLIN INCOME SECURITIES DIVISION

              INVESTS IN: Franklin Income Securities Portfolio
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: Seeks to maximize income, while maintaining prospects for capital appreciation. The portfolio invests in debit and equity securities, including lower-rated "junk bonds." May also invest in foreign securities, including emerging markets.

FRANKLIN MUTUAL DISCOVERY DIVISION

              INVESTS IN: Franklin Mutual Discovery Portfolio
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks long-term capital appreciation. May invest in securities of any size issuer and may also invest in securities of foreign companies.

FRANKLIN MUTUAL SHARES DIVISION

              INVESTS IN: Franklin Mutual Shares Portfolio
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks capital appreciation with income as a secondary goal by emphasizing investments in larger- and medium-sized companies

FRANKLIN RISING DIVIDENDS DIVISION

              INVESTS IN: Franklin Rising Dividends Portfolio
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in financially sound companies that have paid consistently rising dividends and that have increased dividends at least 100% over the last 10 years.

FRANKLIN VALUE SECURITIES DIVISION

              INVESTS IN: Franklin Value Securities Portfolio
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: Seeks long term total return. The portfolio invests primarily in securities of companies, which in the portfolio managers opinion, are selling substantially below the underlying value of the assets or private market value. Such companies may also include takeover candidates, turnarounds, and companies emerging from bankruptcy.

INVESCO VIF - EQUITY INCOME DIVISION

              INVESTS IN: INVESCO VIF - Equity Income Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks high current income, with a secondary goal of long-term capital growth.

INVESCO VIF - DYNAMICS DIVISION

              INVESTS IN: INVESCO VIF - Dynamics Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - HEALTH SCIENCES DIVISION

              INVESTS IN: INVESCO VIF - Health Sciences Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - SMALL COMPANY GROWTH DIVISION

              INVESTS IN: INVESCO VIF - Small Company Growth Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - TECHNOLOGY DIVISION

              INVESTS IN: INVESCO VIF - Technology Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

JANUS ASPEN AGGRESSIVE GROWTH DIVISION

              INVESTS IN: Janus Aspen Series Aggressive Growth Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

JANUS ASPEN BALANCED DIVISION

              INVESTS IN: Janus Aspen Series Balanced Portfolio
              INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital,
                consistent with preservation of capital and balanced by current income.

JANUS ASPEN CORE EQUITY DIVISION

              INVESTS IN: Janus Aspen Series Core Equity Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by normally investing at least 80% of its assets in equity securities selected for their growth potential.

JANUS ASPEN FLEXIBLE INCOME DIVISION

              INVESTS IN: Janus Aspen Series Flexible Income Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks to obtain maximum total return, consistent with preservation of capital by primarily investing in a wide variety of income producing securities such as corporate bonds and notes, government securities and preferred stock.

JANUS ASPEN INTERNATIONAL GROWTH DIVISION

              INVESTS IN: Janus Aspen Series International Growth Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing at least 65% of total assets in securities of issuers from at least five different countries, excluding the United States.

JANUS ASPEN STRATEGIC VALUE DIVISION

              INVESTS IN: Janus Aspen Series Strategic Value Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in common stocks with the potential for long-term growth of capital using a "value" approach.

JANUS ASPEN WORLDWIDE GROWTH DIVISION

              INVESTS IN: Janus Aspen Series Worldwide Growth Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world.

JP MORGAN BOND DIVISION

              INVESTS IN: JP Morgan Bond
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE:


JP MORGAN SMALLCAP DIVISION

              INVESTS IN: JP Morgan SmallCap
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE:


MFS VIT EMERGING GROWTH DIVISION

              INVESTS IN: MFS VIT Emerging Growth
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks emerging growth companies for
                long-term growth of capital.

MFS VIT MIDCAP GROWTH DIVISION

              INVESTS IN: MFS VIT MidCap Growth
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks long-term growth of capital from mid-capitalization company stocks.

MFS VIT NEW DISCOVERY DIVISION

              INVESTS IN: MFS VIT New Discovery

              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks long-term growth potential from small company stocks.

MFS VIT VALUE DIVISION

              INVESTS IN: MFS VIT Value
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks undervalued income producing stocks with capital appreciation potential.

NEUBERGER BERMAN AMT GUARDIAN DIVISION

              INVESTS IN: Neuberger Berman AMT Guardian
              INVESTMENT ADVISOR:

              INVESTMENT OBJECTIVE: seeks long-term growth of capital and, secondarily, current income by primarily investing in stocks of long-established companies considered to be undervalued in comparison to stocks of similar companies.

BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital of appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

EQUITY GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Growth
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Growth Account

              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

GOVERNMENT SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government
                Securities Account
              INVESTMENT ADVISOR: Principal Capital Income Investors, LLC
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal.

INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

INTERNATIONAL SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                SmallCap Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of non-United States companies with comparatively smaller market capitalizations.

LARGECAP BLEND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Blend
                Account
              INVESTMENT ADVISOR: Federated Investment Management Company
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

LARGECAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Account
              INVESTMENT ADVISOR: Janus Capital Corporation through a
                sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of growth companies with market capitalization of greater than $10 billion.

LARGECAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Value
                Account
              INVESTMENT ADVISOR: Alliance Capital Management L.P through its
                Bernstein Investment Research and Management unit through a sub-advisory agreement

              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: Dreyfus Corporation through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MIDCAP GROWTH EQUITY DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Equity Account
              INVESTMENT ADVISOR: Turner Investment Partners, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to achieve long-term growth of capital by investing primarily in medium capitalization U.S. companies with strong earnings growth potential.

MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and market capitalizations in the $1 billion to $10 billion range.

MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

REAL ESTATE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: Berger LLC through a sub-advisory agreement INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

PUTNAM VT GROWTH & INCOME DIVISION

              INVESTS IN: Putnam VT Growth & Income Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital growth and current income

PUTNAM VT INTERNATIONAL GROWTH DIVISION

              INVESTS IN: Putnam VT International Growth Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital appreciation.

PUTNAM VT VOYAGER DIVISION

              INVESTS IN: Putnam VT Voyager Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital appreciation.

VANGUARD VIF BALANCED DIVISION

              INVESTS IN: Vanguard VIF Balanced
              INVESTMENT ADVISOR: Wellington Management Company
              INVESTMENT OBJECTIVE: seeks a reasonable level of income with conservation of capital.

VANGUARD VIF EQUITY INDEX DIVISION

              INVESTS IN: Vanguard VIF Equity Index
              INVESTMENT ADVISOR: Vanguard Quantitative Equity Group
              INVESTMENT OBJECTIVE: seeks long-term growth of capital as well as a reasonable level of dividend income. Seeks investment results that parallel the performance of the Standard & Poor's 500 Index.

VANGUARD VIF MIDCAP INDEX DIVISION

              INVESTS IN: Vanguard VIF MidCap Index
              INVESTMENT ADVISOR: Vanguard Quantitative Equity Group
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. Seeks investment result that parallel the performance of the Standard & Poor's MidCap 400 Index.

WELLS FARGO VT ASSET ALLOCATION DIVISION

              INVESTS IN: Wells Fargo VT Asset Allocation
              INVESTMENT ADVISOR: Wells Fargo Funds Management, LLC. INVESTMENT OBJECTIVE: seeks to earn long-term total return consistent with reasonable risk. The fund invests in common stocks, U.S. Treasury bonds, and money market instruments.

WELLS FARGO VT EQUITY INCOME DIVISION

              INVESTS IN: Wells Fargo VT Equity Income
              INVESTMENT ADVISOR: Wells Fargo Funds Management, LLC. INVESTMENT OBJECTIVE: seeks to provide long-term capital appreciation and above average dividend income.

WELLS FARGO VT LARGE COMPANY GROWTH DIVISION

              INVESTS IN: Wells Fargo VT Large Company Growth
              INVESTMENT ADVISOR: Wells Fargo Funds Management, LLC. INVESTMENT OBJECTIVE: seeks to provide long-term capital appreciation by investing primarily in large, high quality domestic companies.

APPENDIX B - ILLUSTRATIONS

APPENDIX C - TARGET PREMIUM

 TARGET PREMIUM RATES - MALE
        PREFERRED OR
CLASS:    STANDARD        A        B        C        D        E        F        G         H
 AGE:       100%        150%     175%     200%     250%     300%     350%     400%      500%
 0       14.01          17.46    19.01    20.48    23.22    25.76    28.14    30.40    34.62
 1       13.90          17.16    18.61    19.98    22.50    24.82    26.97    29.00    32.74
 2       14.30          17.61    19.08    20.46    23.02    25.35    27.53    29.56    33.32
 3       14.72          18.10    19.59    20.99    23.58    25.95    28.14    30.20    33.99
 4       15.16          18.60    20.12    21.55    24.18    26.57    28.79    30.87    34.69
 5       15.63          19.14    20.69    22.14    24.80    27.23    29.48    31.58    35.44
 6       16.12          19.71    21.29    22.76    25.48    27.94    30.22    32.35    36.25
 7       16.63          20.31    21.92    23.43    26.19    28.71    31.02    33.19    37.14
 8       17.18          20.95    22.60    24.14    26.97    29.53    31.89    34.09    38.12
 9       17.76          21.63    23.32    24.90    27.79    30.41    32.83    35.08    39.18
 10      18.37          22.34    24.08    25.70    28.67    31.35    33.82    36.12    40.32
 11      19.00          23.09    24.88    26.54    29.59    32.34    34.88    37.24    41.54
 12      19.66          23.87    25.70    27.41    30.54    33.37    35.98    38.40    42.81
 13      20.33          24.66    26.55    28.30    31.52    34.42    37.09    39.58    44.11
 14      21.01          25.46    27.39    29.20    32.49    35.46    38.20    40.74    45.38
 15      21.70          26.25    28.24    30.08    33.44    36.48    39.27    41.87    46.60
 16      22.39          27.04    29.07    30.95    34.38    37.47    40.31    42.95    47.76
 17      23.07          27.83    29.89    31.80    35.29    38.42    41.30    43.97    48.84
 18      23.77          28.61    30.70    32.64    36.17    39.35    42.25    44.95    49.85
 19      24.47          29.39    31.52    33.48    37.05    40.26    43.19    45.90    50.82
 20      25.19          30.19    32.35    34.34    37.94    41.17    44.12    46.84    51.77
 21      25.93          31.02    33.20    35.21    38.85    42.11    45.07    47.80    52.74
 22      26.71          31.87    34.08    36.12    39.80    43.07    46.05    48.79    53.73
 23      27.51          32.77    35.01    37.08    40.79    44.09    47.09    49.84    54.79
 24      28.36          33.71    35.99    38.08    41.84    45.17    48.18    50.95    55.91
 25      29.24          34.70    37.01    39.14    42.94    46.31    49.35    52.14    57.12
 26      30.18          35.74    38.10    40.26    44.12    47.53    50.60    53.41    58.43
 27      31.15          36.84    39.24    41.44    45.37    48.83    51.94    54.78    59.84
 28      32.18          37.99    40.45    42.69    46.68    50.20    53.35    56.23    61.34
 29      33.24          39.20    41.70    43.99    48.06    51.64    54.84    57.76    62.94
 30      34.36          40.46    43.02    45.35    49.51    53.15    56.41    59.37    64.63
 31      35.51          41.77    44.39    46.78    51.02    54.73    58.05    61.06    66.40
 32      36.72          43.13    45.81    48.26    52.59    56.37    59.75    62.82    68.25
 33      37.97          44.55    47.30    49.79    54.22    58.09    61.53    64.66    70.19
 34      39.26          46.01    48.83    51.39    55.91    59.86    63.38    66.57    72.21
 35      40.60          47.53    50.42    53.04    57.67    61.71    65.30    68.56    74.31
 36      41.99          49.10    52.06    54.74    59.49    63.61    67.29    70.62    76.49
 37      43.42          50.72    53.76    56.51    61.36    65.59    69.35    72.75    78.75
 38      44.90          52.40    55.51    58.32    63.30    67.62    71.47    74.95    81.09
 39      46.42          54.12    57.31    60.20    65.29    69.71    73.65    77.21    83.50
 40      47.99          55.89    59.16    62.12    67.33    71.86    75.89    79.54    85.98
 41      49.60          57.71    61.06    64.09    69.43    74.07    78.19    81.93    88.52
 42      51.25          59.57    63.00    66.11    71.58    76.32    80.54    84.36    91.13
 43      52.96          61.48    65.00    68.18    73.78    78.63    82.95    86.87    93.80
 44      54.70          63.44    67.04    70.30    76.02    81.00    85.42    89.43    96.54
 45      56.49          65.45    69.14    72.47    78.33    83.42    87.95    92.06    99.36
 46      58.34          67.51    71.28    74.69    80.69    85.90    90.54    94.75    102.25
 47      60.23          69.62    73.49    76.97    83.12    88.45    93.21    97.53    105.23
 48      62.17          71.79    75.75    79.32    85.61    91.08    95.96    100.40   108.33
 49      64.17          74.03    78.09    81.75    88.19    93.80    98.82    103.39   111.57
 50      66.23          76.34    80.49    84.25    90.86    96.63    101.79   106.50   114.97
 51      68.36          78.72    82.99    86.84    93.63    99.57    104.90   109.78   118.57
 52      70.54          81.18    85.55    89.51    96.50    102.62   108.13   113.19   122.35
 53      72.79          83.70    88.20    92.26    99.47    105.79   111.50   116.76   126.32
 54      75.09          86.29    90.91    95.09    102.52   109.06   114.99   120.46   130.47
 55      77.44          88.94    93.68    97.99    105.66   112.43   118.58   124.29   134.79
 56      79.85          91.65    96.53    100.97   108.88   115.90   122.31   128.27   139.30
 57      82.31          94.43    99.45    104.02   112.20   119.49   126.16   132.41   144.02
 58      84.85          97.29    102.46   107.18   115.66   123.23   130.21   136.76   149.03
 59      87.45          100.25   105.59   110.47   119.27   127.18   134.49   141.40   154.41
 60      90.15          103.34   108.86   113.92   123.08   131.36   139.07   146.38   160.24
 61      92.94          106.55   112.27   117.54   127.11   135.82   143.97   151.75   166.61
 62      95.82          109.89   115.85   121.34   131.38   140.58   149.24   157.55   173.56
 63      98.80          113.38   119.58   125.33   135.89   145.64   154.89   163.81   181.13
 64      101.86         116.99   123.47   129.50   140.64   151.01   160.91   170.52   189.31
 65      105.01         120.73   127.51   133.85   145.64   156.69   167.31   177.69   198.14
 66      108.26         124.61   131.71   138.39   150.89   162.70   174.13   185.36   207.65
 67      111.61         128.66   136.13   143.18   156.47   169.13   181.46   193.66   218.00
 68      115.10         132.93   140.81   148.28   162.47   176.10   189.46   202.74   229.42
 69      118.77         137.49   145.83   153.80   169.03   183.77   198.33   212.87   242.24
 70      122.66         142.40   151.29   159.83   176.28   192.34   208.29   224.30   256.82
 71      126.79         147.71   157.25   166.45   184.33   201.93   219.52   237.27   273.45
 72      131.16         153.45   163.72   173.70   193.25   212.64   232.15   251.91   292.35
 73      135.77         159.60   170.71   181.58   203.03   224.49   246.21   268.28   313.58
 74      140.58         166.11   178.16   190.02   213.61   237.39   261.58   286.25   336.96
 75      145.57         172.96   186.03   198.99   224.93   251.27   278.18   305.68   362.27
 76      150.74         180.13   194.33   208.48   236.99   266.10   295.95   326.50   389.34
 77      156.12         187.70   203.12   218.56   249.86   281.97   314.97   348.75   418.10
 78      161.78         195.78   212.55   229.41   263.76   299.12   335.47   372.66   448.73
 79      167.86         204.58   222.85   241.31   279.06   317.99   357.99   398.81   481.90
 80      174.46         214.29   234.29   254.57   296.15   339.07   383.08   427.84   518.41
 81      181.65         225.06   247.05   269.41   315.35   362.75   411.19   460.25   558.95
 82      189.49         236.99   261.24   285.98   336.88   389.29   442.67   496.49   604.23
 83      197.93         250.03   276.85   304.26   360.68   418.66   477.46   536.54   654.37
 84      206.88         264.04   293.66   323.99   386.40   450.36   514.99   579.70   708.53
 85      216.26         278.86   311.49   344.93   413.70   483.92   554.63   625.27   765.84
 86      226.03         294.40   330.19   366.89   442.23   518.89   595.84   672.60   825.38
 87      236.21         310.64   349.73   389.81   471.87   555.05   638.32   721.36   886.67
 88      246.89         327.68   370.20   413.73   502.59   592.31   681.98   771.40   948.68
 89      258.28         345.78   391.83   438.88   534.56   630.83   726.96   822.88   980.64
 90      270.83         365.46   415.14   465.74   568.21   671.03   773.74   876.26   980.64

 TARGET PREMIUM RATES - FEMALE
        PREFERRED OR
CLASS:    STANDARD        A        B        C        D        E        F        G         H
 AGE:       100%        150%     175%     200%     250%     300%     350%     400%      500%
 0       11.53          14.34    15.61    16.82    19.08    21.19    23.17    25.05    28.58
 1       11.53          14.22    15.43    16.58    18.71    20.67    22.51    24.25    27.47
 2       11.85          14.59    15.82    16.98    19.13    21.12    22.97    24.72    27.95
 3       12.20          14.99    16.24    17.42    19.60    21.61    23.49    25.25    28.51
 4       12.57          15.42    16.69    17.88    20.10    22.14    24.04    25.82    29.11
 5       12.96          15.86    17.15    18.37    20.63    22.69    24.62    26.42    29.74
 6       13.36          16.33    17.64    18.88    21.18    23.28    25.22    27.05    30.41
 7       13.79          16.82    18.16    19.43    21.76    23.90    25.88    27.73    31.14
 8       14.23          17.33    18.71    20.00    22.38    24.55    26.56    28.45    31.90
 9       14.70          17.87    19.28    20.60    23.03    25.24    27.29    29.21    32.72
 10      15.18          18.44    19.88    21.23    23.71    25.97    28.06    30.01    33.58
 11      15.69          19.03    20.50    21.88    24.42    26.73    28.87    30.85    34.49
 12      16.22          19.64    21.16    22.57    25.17    27.53    29.71    31.74    35.45
 13      16.76          20.28    21.83    23.28    25.93    28.35    30.57    32.64    36.42
 14      17.33          20.93    22.52    24.00    26.72    29.19    31.46    33.57    37.43
 15      17.90          21.60    23.23    24.75    27.53    30.04    32.36    34.51    38.44
 16      18.50          22.29    23.96    25.51    28.35    30.91    33.28    35.47    39.46
 17      19.11          23.00    24.70    26.28    29.18    31.80    34.21    36.44    40.50
 18      19.74          23.72    25.46    27.08    30.04    32.71    35.15    37.42    41.55
 19      20.39          24.47    26.24    27.90    30.92    33.64    36.13    38.44    42.62
 20      21.06          25.23    27.05    28.74    31.82    34.59    37.13    39.47    43.72
 21      21.76          26.03    27.89    29.61    32.75    35.57    38.15    40.54    44.85
 22      22.48          26.85    28.75    30.51    33.72    36.59    39.22    41.64    46.01
 23      23.22          27.71    29.65    31.45    34.72    37.65    40.32    42.78    47.22
 24      24.00          28.59    30.58    32.42    35.76    38.74    41.46    43.97    48.48
 25      24.80          29.51    31.54    33.42    36.83    39.87    42.64    45.19    49.78
 26      25.64          30.46    32.54    34.47    37.94    41.05    43.87    46.47    51.13
 27      26.50          31.45    33.58    35.55    39.10    42.27    45.14    47.78    52.52
 28      27.40          32.47    34.65    36.66    40.30    43.53    46.46    49.15    53.97
 29      28.33          33.53    35.76    37.82    41.53    44.83    47.82    50.56    55.47
 30      29.29          34.63    36.91    39.02    42.81    46.18    49.23    52.02    57.02
 31      30.29          35.76    38.10    40.26    44.14    47.58    50.69    53.53    58.62
 32      31.32          36.93    39.33    41.54    45.51    49.02    52.19    55.09    60.27
 33      32.39          38.15    40.61    42.87    46.92    50.51    53.75    56.71    61.99
 34      33.50          39.41    41.93    44.24    48.40    52.07    55.38    58.40    63.79
 35      34.64          40.71    43.30    45.67    49.92    53.67    57.05    60.14    65.64
 36      35.83          42.06    44.71    47.14    51.50    55.34    58.80    61.96    67.58
 37      37.06          43.46    46.17    48.66    53.12    57.06    60.60    63.83    69.58
 38      38.32          44.89    47.68    50.23    54.80    58.82    62.44    65.75    71.63
 39      39.62          46.36    49.22    51.83    56.51    60.63    64.34    67.72    73.74
 40      40.96          47.87    50.80    53.47    58.26    62.47    66.27    69.72    75.88
 41      42.33          49.41    52.41    55.15    60.04    64.35    68.22    71.76    78.05
 42      43.73          50.99    54.05    56.85    61.85    66.25    70.20    73.81    80.24
 43      45.17          52.59    55.72    58.58    63.69    68.17    72.21    75.89    82.44
 44      46.64          54.23    57.43    60.35    65.56    70.14    74.25    78.00    84.68
 45      48.15          55.92    59.18    62.16    67.47    72.13    76.33    80.15    86.97
 46      49.70          57.64    60.97    64.01    69.42    74.18    78.45    82.34    89.29
 47      51.30          59.41    62.81    65.91    71.42    76.27    80.62    84.59    91.68
 48      52.95          61.23    64.70    67.86    73.48    78.42    82.85    86.90    94.14
 49      54.64          63.10    66.64    69.86    75.59    80.63    85.15    89.28    96.67
 50      56.38          65.02    68.63    71.91    77.76    82.89    87.51    91.72    99.28
 51      58.16          66.99    70.67    74.02    79.98    85.22    89.93    94.23    101.96
 52      60.00          69.01    72.77    76.19    82.26    87.60    92.41    96.81    104.73
 53      61.89          71.08    74.91    78.40    84.60    90.04    94.95    99.45    107.56
 54      63.81          73.19    77.09    80.64    86.96    92.51    97.52    102.12   110.41
 55      65.79          75.34    79.32    82.93    89.36    95.02    100.12   104.81   113.30
 56      67.80          77.54    81.58    85.26    91.81    97.56    102.77   107.55   116.23
 57      69.88          79.79    83.91    87.65    94.31    100.17   105.47   110.36   119.23
 58      72.02          82.12    86.31    90.12    96.90    102.88   108.30   113.29   122.39
 59      74.24          84.55    88.83    92.72    99.64    105.75   111.30   116.43   125.80
 60      76.56          87.10    91.47    95.45    102.55   108.83   114.54   119.83   129.54
 61      78.99          89.78    94.27    98.36    105.66   112.14   118.05   123.55   133.69
 62      81.51          92.59    97.21    101.42   108.97   115.69   121.84   127.59   138.25
 63      84.13          95.53    100.29   104.64   112.45   119.45   125.89   131.93   143.20
 64      86.82          98.54    103.45   107.95   116.06   123.36   130.11   136.47   148.42
 65      89.57          101.63   106.70   111.35   119.77   127.39   134.47   141.17   153.85
 66      92.39          104.79   110.02   114.83   123.59   131.54   138.97   146.04   159.51
 67      95.27          108.04   113.44   118.43   127.54   135.86   143.67   151.15   165.48
 68      98.27          111.43   117.03   122.22   131.72   140.46   148.71   156.65   171.95
 69      101.42         115.05   120.88   126.30   136.29   145.53   154.31   162.80   179.30
 70      104.77         118.96   125.08   130.78   141.37   151.24   160.68   169.87   187.84
 71      108.34         123.22   129.68   135.75   147.07   157.73   168.01   178.06   197.89
 72      112.16         127.86   134.74   141.24   153.48   165.12   176.42   187.55   209.68
 73      116.22         132.87   140.25   147.27   160.61   173.41   185.95   198.40   223.31
 74      120.49         138.23   146.19   153.81   168.43   182.60   196.60   210.58   238.78
 75      124.96         143.92   152.54   160.84   176.92   192.66   208.33   224.07   256.05
 76      129.64         149.96   159.31   168.39   186.12   203.64   221.21   238.96   275.18
 77      134.56         156.41   166.60   176.55   196.14   215.68   235.40   255.40   296.36
 78      139.79         163.39   174.53   185.49   207.23   229.09   251.25   273.79   320.03
 79      145.44         171.08   183.34   195.47   219.72   244.26   269.24   294.70   346.86
 80      151.61         179.65   193.24   206.76   233.98   261.68   289.94   318.75   377.61
 81      158.38         189.27   204.42   219.60   250.33   281.73   313.82   346.48   412.93
 82      165.80         200.04   217.04   234.17   269.02   304.74   341.24   378.31   453.28
 83      173.89         212.00   231.15   250.53   290.15   330.83   372.33   414.34   498.82
 84      182.63         225.13   246.72   268.66   313.64   359.84   406.85   454.24   549.07
 85      192.01         239.43   263.74   288.54   339.44   391.66   444.59   497.74   603.68
 86      202.05         254.93   282.26   310.18   367.53   426.17   485.36   544.59   662.37
 87      212.85         271.74   302.36   333.69   397.92   463.33   529.07   594.66   725.03
 88      224.51         290.02   324.22   359.20   430.73   503.19   575.73   648.00   791.71
 89      237.28         310.07   348.15   387.03   466.18   545.95   625.56   704.87   862.63
 90      251.59         332.45   374.69   417.67   504.71   591.99   679.03   765.80   937.22

 TARGET PREMIUM RATES - UNISEX
        PREFERRED OR
CLASS:    STANDARD        A         B        C        D        E        F        G         H
 AGE:       100%         150%     175%     200%     250%     300%     350%     400%      500%
 0       13.52          16.86     18.36    19.78    22.43    24.89    27.20    29.39    33.48
 1       13.43          16.60     18.01    19.33    21.79    24.04    26.14    28.11    31.76
 2       13.81          17.03     18.46    19.80    22.29    24.56    26.67    28.66    32.32
 3       14.22          17.50     18.95    20.32    22.84    25.14    27.28    29.28    32.97
 4       14.65          17.99     19.47    20.86    23.41    25.74    27.91    29.93    33.65
 5       15.10          18.51     20.02    21.43    24.02    26.39    28.58    30.63    34.38
 6       15.57          19.06     20.59    22.03    24.67    27.08    29.30    31.38    35.18
 7       16.07          19.64     21.21    22.68    25.37    27.82    30.07    32.18    36.04
 8       16.60          20.26     21.86    23.36    26.11    28.61    30.91    33.06    36.98
 9       17.16          20.91     22.55    24.09    26.91    29.46    31.81    34.00    38.00
 10      17.74          21.59     23.28    24.86    27.74    30.36    32.76    35.00    39.09
 11      18.35          22.31     24.05    25.67    28.63    31.31    33.77    36.06    40.25
 12      18.98          23.06     24.84    26.50    29.54    32.29    34.82    37.17    41.46
 13      19.63          23.82     25.65    27.36    30.48    33.30    35.89    38.30    42.70
 14      20.29          24.59     26.47    28.22    31.42    34.30    36.96    39.42    43.92
 15      20.95          25.37     27.29    29.08    32.35    35.29    38.00    40.52    45.10
 16      21.62          26.13     28.10    29.93    33.26    36.26    39.01    41.57    46.23
 17      22.29          26.90     28.91    30.77    34.15    37.20    40.00    42.59    47.30
 18      22.97          27.67     29.71    31.60    35.03    38.12    40.95    43.56    48.32
 19      23.66          28.45     30.52    32.44    35.92    39.04    41.89    44.53    49.32
 20      24.37          29.25     31.35    33.29    36.81    39.96    42.84    45.50    50.31
 21      25.11          30.06     32.20    34.16    37.73    40.91    43.80    46.47    51.30
 22      25.87          30.91     33.08    35.07    38.67    41.88    44.80    47.49    52.33
 23      26.66          31.80     34.00    36.02    39.67    42.91    45.85    48.56    53.42
 24      27.49          32.73     34.97    37.02    40.72    44.00    46.97    49.69    54.57
 25      28.36          33.71     35.98    38.07    41.82    45.14    48.14    50.88    55.80
 26      29.27          34.73     37.05    39.18    42.99    46.35    49.39    52.16    57.12
 27      30.23          35.81     38.18    40.34    44.22    47.63    50.71    53.52    58.53
 28      31.22          36.94     39.35    41.56    45.51    48.98    52.11    54.96    60.03
 29      32.26          38.12     40.59    42.84    46.87    50.40    53.58    56.47    61.61
 30      33.35          39.34     41.87    44.17    48.28    51.89    55.12    58.05    63.27
 31      34.47          40.62     43.21    45.56    49.76    53.44    56.73    59.72    65.02
 32      35.64          41.95     44.60    47.01    51.29    55.05    58.40    61.45    66.84
 33      36.85          43.33     46.04    48.51    52.89    56.72    60.14    63.25    68.74
 34      38.11          44.75     47.53    50.06    54.54    58.46    61.95    65.12    70.72
 35      39.41          46.23     49.08    51.67    56.26    60.26    63.83    67.07    72.78
 36      40.76          47.76     50.68    53.33    58.03    62.13    65.78    69.08    74.92
 37      42.15          49.34     52.34    55.05    59.87    64.06    67.79    71.17    77.14
 38      43.58          50.96     54.04    56.82    61.75    66.04    69.86    73.32    79.43
 39      45.06          52.64     55.79    58.65    63.69    68.09    72.00    75.54    81.79
 40      46.58          54.36     57.59    60.51    65.68    70.18    74.18    77.81    84.21
 41      48.14          56.12     59.43    62.43    67.72    72.33    76.42    80.13    86.69
 42      49.75          57.93     61.32    64.39    69.81    74.51    78.71    82.50    89.22
 43      51.40          59.78     63.25    66.40    71.94    76.76    81.04    84.93    91.81
 44      53.08          61.68     65.23    68.45    74.12    79.04    83.43    87.41    94.45
 45      54.82          63.62     67.26    70.55    76.35    81.39    85.88    89.95    97.18
 46      56.60          65.62     69.34    72.70    78.63    83.79    88.38    92.55    99.96
 47      58.43          67.66     71.47    74.91    80.98    86.25    90.95    95.23    102.83
 48      60.31          69.76     73.66    77.18    83.39    88.78    93.60    97.99    105.80
 49      62.25          71.93     75.92    79.52    85.88    91.41    96.36    100.86   108.91
 50      64.24          74.15     78.24    81.93    88.45    94.13    99.21    103.85   112.16
 51      66.29          76.45     80.64    84.42    91.11    96.95    102.18   106.97   115.57
 52      68.40          78.82     83.11    86.99    93.86    99.87    105.27   110.21   119.15
 53      70.57          81.24     85.65    89.63    96.70    102.89   108.46   113.59   122.89
 54      72.79          83.73     88.25    92.34    99.61    105.99   111.76   117.08   126.77
 55      75.05          86.27     90.91    95.11    102.58   109.17   115.15   120.67   130.78
 56      77.37          88.87     93.62    97.95    105.64   112.45   118.64   124.38   134.95
 57      79.74          91.52     96.41    100.85   108.78   115.81   122.24   128.22   139.29
 58      82.18          94.26     99.28    103.85   112.03   119.32   126.00   132.25   143.87
 59      84.69          97.10     102.26   106.98   115.44   123.02   129.99   136.54   148.79
 60      87.29          100.05    105.37   110.25   119.03   126.93   134.24   141.14   154.13
 61      89.98          103.12    108.63   113.69   122.83   131.11   138.80   146.11   159.95
 62      92.77          106.32    112.04   117.30   126.86   135.56   143.70   151.47   166.31
 63      95.64          109.66    115.59   121.08   131.10   140.29   148.94   157.24   173.22
 64      98.59          113.10    119.28   125.01   135.55   145.27   154.49   163.39   180.65
 65      101.62         116.65    123.10   129.09   140.19   150.50   160.35   169.90   188.58
 66      104.73         120.32    127.05   133.34   145.04   156.00   166.54   176.82   197.07
 67      107.94         124.13    131.17   137.78   150.16   161.85   173.15   184.25   206.25
 68      111.26         128.13    135.52   142.50   155.64   168.14   180.31   192.33   216.32
 69      114.76         132.39    140.19   147.58   161.61   175.06   188.25   201.34   227.61
 70      118.46         136.98    145.24   153.13   168.20   182.77   197.15   211.50   240.47
 71      122.38         141.94    150.75   159.21   175.52   191.42   207.21   223.05   255.19
 72      126.53         147.28    156.74   165.88   183.62   201.08   218.53   236.12   271.98
 73      130.91         153.01    163.21   173.12   192.52   211.78   231.15   250.76   290.90
 74      135.49         159.08    170.10   180.88   202.15   223.43   244.97   266.87   311.82
 75      140.23         165.46    177.38   189.12   212.46   235.98   259.92   284.33   334.56
 76      145.14         172.16    185.06   197.85   223.45   249.43   275.97   303.11   359.00
 77      150.26         179.22    193.21   207.14   235.20   263.86   293.22   323.28   385.14
 78      155.66         186.78    201.96   217.16   247.95   279.52   311.94   345.12   413.23
 79      161.46         195.02    211.56   228.20   262.06   296.88   332.65   369.21   443.94
 80      167.76         204.14    222.25   240.54   277.90   316.40   355.91   396.18   478.06
 81      174.65         214.29    234.21   254.41   295.80   338.47   382.17   426.56   516.24
 82      182.17         225.57    247.59   269.98   315.98   363.38   411.79   460.76   559.13
 83      190.31         237.97    262.36   287.24   338.42   391.11   444.73   498.75   606.79
 84      198.98         251.36    278.38   306.00   362.87   421.29   480.51   539.96   658.50
 85      208.15         265.68    295.55   326.14   389.11   453.60   518.72   583.92   713.71
 86      217.79         280.85    313.77   347.51   416.86   487.64   558.84   629.97   771.52
 87      227.98         296.96    333.10   370.16   446.16   523.38   600.83   678.10   831.94
 88      238.81         314.11    353.66   394.18   476.99   560.76   644.57   728.15   894.61
 89      250.53         332.62    375.76   419.86   509.62   600.05   690.37   780.47   959.23
 90      263.57         353.02    399.93   447.71   544.51   641.67   738.70   835.57   980.64

APPENDIX D - APPLICABLE PERCENTAGES (FOR LIFE INSURANCE DEFINITION TEST)


 GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

  INSURED'S    PERCENTAGE OF    INSURED'S    PERCENTAGE OF    INSURED'S     PERCENTAGE OF
 ATTAINED AGE    CASH VALUE    ATTAINED AGE    CASH VALUE    ATTAINED AGE     CASH VALUE

 20         250.00     49         191.00    78         105.00
 21         250.00     50         185.00    79         105.00
 22         250.00     51         178.00    80         105.00
 23         250.00     52         171.00    81         105.00
 24         250.00     53         164.00    82         105.00
 25         250.00     54         157.00    83         105.00
 26         250.00     55         150.00    84         105.00
 27         250.00     56         146.00    85         105.00
 28         250.00     57         142.00    86         105.00
 29         250.00     58         138.00    87         105.00
 30         250.00     59         134.00    88         105.00
 31         250.00     60         130.00    89         105.00
 32         250.00     61         128.00    90         105.00
 33         250.00     62         126.00    91         104.00
 34         250.00     63         124.00    92         103.00
 35         250.00     64         122.00    93         102.00
 36         250.00     65         120.00    94         101.00
 37         250.00     66         119.00    95         101.00
 38         250.00     67         118.00    96         101.00
 39         250.00     68         117.00    97         101.00
 40         250.00     69         116.00    98         101.00
 41         243.00     70         115.00    99         101.00
 42         236.00     71         113.00
 43         229.00     72         111.00
 44         222.00     73         109.00
 45         215.00     74         107.00
 46         209.00     75         105.00
 47         203.00     76         105.00
 48         197.00     77         105.00

 CASH VALUE ACCUMULATION TEST - MALE
        PREFERRED OR
CLASS:    STANDARD        A         B         C         D         E         F         G          H
 AGE:       100%         150%      175%      200%      250%      300%      350%      400%       500%
 20      639.37%        534.87%   499.92%   471.57%   427.89%   395.39%   369.97%   349.40%   317.80%
 21      621.01%        520.61%   487.03%   459.79%   417.81%   386.56%   362.12%   342.32%   311.91%
 22      603.00%        506.56%   474.31%   448.14%   407.80%   377.76%   354.27%   335.24%   305.99%
 23      585.25%        492.64%   461.66%   436.52%   397.78%   368.92%   346.35%   328.06%   299.94%
 24      567.76%        478.82%   449.08%   424.94%   387.73%   360.02%   338.34%   320.77%   293.76%
 25      550.50%        465.11%   436.55%   413.38%   377.66%   351.05%   330.24%   313.37%   287.43%
 26      533.49%        451.50%   424.08%   401.84%   367.55%   342.01%   322.03%   305.84%   280.93%
 27      516.76%        438.04%   411.72%   390.37%   357.45%   332.95%   313.77%   298.23%   274.33%
 28      500.37%        424.80%   399.53%   379.03%   347.44%   323.92%   305.52%   290.61%   267.68%
 29      484.35%        411.79%   387.54%   367.86%   337.55%   314.98%   297.32%   283.02%   261.02%
 30      468.73%        399.07%   375.79%   356.91%   327.82%   306.16%   289.22%   275.50%   254.40%
 31      453.53%        386.65%   364.31%   346.19%   318.27%   297.49%   281.25%   268.08%   247.85%
 32      438.79%        374.58%   353.14%   335.74%   308.96%   289.03%   273.44%   260.82%   241.42%
 33      424.48%        362.84%   342.26%   325.57%   299.87%   280.75%   265.81%   253.70%   235.10%
 34      410.64%        351.47%   331.72%   315.71%   291.05%   272.71%   258.38%   246.77%   228.94%
 35      397.25%        340.46%   321.50%   306.14%   282.49%   264.90%   251.15%   240.03%   222.94%
 36      384.33%        329.81%   311.63%   296.88%   274.20%   257.33%   244.15%   233.49%   217.11%
 37      371.86%        319.54%   302.08%   287.94%   266.18%   250.01%   237.38%   227.15%   211.47%
 38      359.85%        309.63%   292.89%   279.32%   258.46%   242.95%   230.84%   221.05%   206.02%
 39      348.28%        300.10%   284.04%   271.03%   251.02%   236.15%   224.55%   215.17%   200.77%
 40      337.17%        290.93%   275.53%   263.05%   243.87%   229.62%   218.50%   209.51%   195.73%
 41      326.48%        282.12%   267.35%   255.38%   237.00%   223.35%   212.70%   204.09%   190.90%
 42      316.22%        273.67%   259.50%   248.03%   230.41%   217.33%   207.14%   198.89%   186.27%
 43      306.36%        265.54%   251.96%   240.97%   224.08%   211.56%   201.79%   193.91%   181.83%
 44      296.89%        257.74%   244.72%   234.19%   218.01%   206.02%   196.68%   189.13%   177.58%
 45      287.78%        250.25%   237.77%   227.68%   212.19%   200.71%   191.76%   184.54%   173.50%
 46      279.04%        243.05%   231.09%   221.43%   206.59%   195.61%   187.05%   180.15%   169.60%
 47      270.63%        236.13%   224.68%   215.42%   201.22%   190.71%   182.53%   175.93%   165.85%
 48      262.54%        229.48%   218.51%   209.64%   196.05%   186.00%   178.18%   171.87%   162.25%
 49      254.76%        223.07%   212.57%   204.08%   191.08%   181.46%   173.99%   167.97%   158.78%
 50      247.28%        216.92%   206.86%   198.73%   186.30%   177.11%   169.96%   164.22%   155.45%
 51      240.08%        210.99%   201.36%   193.59%   181.69%   172.91%   166.09%   160.60%   152.24%
 52      233.17%        205.31%   196.09%   188.65%   177.28%   168.89%   162.38%   157.14%   149.17%
 53      226.54%        199.86%   191.04%   183.93%   173.06%   165.04%   158.83%   153.84%   146.24%
 54      220.19%        194.64%   186.21%   179.41%   169.02%   161.37%   155.45%   150.69%   143.45%
 55      214.12%        189.67%   181.60%   175.10%   165.18%   157.88%   152.23%   147.70%   140.81%
 56      208.30%        184.91%   177.20%   170.99%   161.52%   154.56%   149.17%   144.85%   138.30%
 57      202.74%        180.36%   172.99%   167.06%   158.03%   151.39%   146.26%   142.15%   135.93%
 58      197.41%        176.01%   168.97%   163.31%   154.69%   148.37%   143.49%   139.58%   133.66%
 59      192.30%        171.83%   165.11%   159.71%   151.50%   145.48%   140.83%   137.12%   131.50%
 60      187.39%        167.83%   161.41%   156.26%   148.43%   142.70%   138.29%   134.76%   129.43%
 61      182.68%        163.99%   157.87%   152.96%   145.50%   140.05%   135.86%   132.51%   127.46%
 62      178.18%        160.32%   154.48%   149.80%   142.70%   137.52%   133.53%   130.35%   125.57%
 63      173.87%        156.81%   151.24%   146.78%   140.03%   135.10%   131.32%   128.31%   123.78%
 64      169.75%        153.47%   148.17%   143.92%   137.50%   132.82%   129.23%   126.38%   122.09%
 65      165.83%        150.30%   145.24%   141.20%   135.10%   130.66%   127.26%   124.56%   120.51%
 66      162.10%        147.29%   142.47%   138.63%   132.83%   128.62%   125.40%   122.85%   119.02%
 67      158.55%        144.42%   139.84%   136.18%   130.68%   126.69%   123.65%   121.23%   117.62%
 68      155.15%        141.69%   137.33%   133.86%   128.64%   124.86%   121.98%   119.70%   116.30%
 69      151.90%        139.08%   134.93%   131.64%   126.68%   123.11%   120.39%   118.25%   115.05%
 70      148.80%        136.58%   132.64%   129.51%   124.82%   121.44%   118.88%   116.85%   113.85%
 71      145.83%        134.19%   130.45%   127.48%   123.04%   119.85%   117.43%   115.52%   112.70%
 72      143.00%        131.93%   128.37%   125.56%   121.35%   118.33%   116.05%   114.26%   111.61%
 73      140.33%        129.79%   126.41%   123.74%   119.76%   116.91%   114.76%   113.07%   110.58%
 74      137.81%        127.78%   124.58%   122.05%   118.28%   115.59%   113.56%   111.97%   109.63%
 75      135.45%        125.92%   122.88%   120.48%   116.91%   114.37%   112.46%   110.97%   108.77%
 76      133.24%        124.18%   121.30%   119.03%   115.66%   113.26%   111.46%   110.05%   107.99%
 77      131.17%        122.56%   119.83%   117.68%   114.50%   112.24%   110.54%   109.22%   107.28%
 78      129.21%        121.05%   118.46%   116.43%   113.42%   111.29%   109.70%   108.45%   106.64%
 79      127.36%        119.61%   117.16%   115.24%   112.41%   110.40%   108.90%   107.74%   106.04%
 80      125.59%        118.24%   115.93%   114.11%   111.44%   109.56%   108.15%   107.06%   105.47%
 81      123.91%        116.94%   114.75%   113.04%   110.52%   108.76%   107.44%   106.42%   104.93%
 82      122.31%        115.71%   113.64%   112.02%   109.65%   107.99%   106.76%   105.80%   104.42%
 83      120.81%        114.55%   112.60%   111.07%   108.83%   107.27%   106.11%   105.22%   103.93%
 84      119.41%        113.48%   111.63%   110.19%   108.08%   106.61%   105.52%   104.69%   103.48%
 85      118.11%        112.50%   110.75%   109.38%   107.39%   106.01%   104.99%   104.20%   103.07%
 86      116.91%        111.61%   109.95%   108.65%   106.77%   105.47%   104.51%   103.77%   102.71%
 87      115.79%        110.79%   109.21%   107.99%   106.21%   104.98%   104.08%   103.38%   102.39%
 88      114.74%        110.03%   108.55%   107.39%   105.71%   104.55%   103.69%   103.04%   102.11%
 89      113.74%        109.32%   107.93%   106.84%   105.25%   104.15%   103.34%   102.73%   101.97%
 90      112.77%        108.65%   107.34%   106.32%   104.82%   103.78%   103.02%   102.44%   101.00%
 91      111.80%        108.00%   106.78%   105.82%   104.42%   103.44%   102.72%   102.18%   101.00%
 92      110.82%        107.34%   106.22%   105.33%   104.02%   103.11%   102.44%   101.97%   101.00%
 93      109.79%        106.66%   105.64%   104.82%   103.62%   102.78%   102.16%   101.00%   101.00%
 94      108.68%        105.91%   105.00%   104.27%   103.19%   102.42%   101.97%   101.00%   101.00%
 95      107.47%        105.07%   104.28%   103.64%   102.69%   102.01%   101.00%   101.00%   101.00%
 96      106.16%        104.13%   103.48%   102.92%   102.13%   101.97%   101.00%   101.00%   101.00%
 97      104.76%        103.10%   102.60%   102.13%   101.97%   101.00%   101.00%   101.00%   101.00%
 98      103.33%        102.02%   101.97%   101.97%   101.00%   101.00%   101.00%   101.00%   101.00%
 99      101.97%        101.97%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%
 100+    101.00%        101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%

 CASH VALUE ACCUMULATION TEST - FEMALE
        PREFERRED OR
CLASS:    STANDARD        A         B         C         D         E         F         G          H
 AGE:       100%         150%      175%      200%      250%      300%      350%      400%       500%
 20      762.99%        637.79%   595.38%   560.82%   507.35%   467.43%   436.19%   410.90%   372.11%
 21      738.68%        618.38%   577.63%   544.40%   492.99%   454.60%   424.55%   400.21%   362.87%
 22      715.05%        599.48%   560.31%   528.38%   478.96%   442.04%   413.13%   389.71%   353.78%
 23      692.09%        581.06%   543.43%   512.74%   465.23%   429.74%   401.94%   379.41%   344.84%
 24      669.78%        563.13%   526.97%   497.48%   451.82%   417.70%   390.96%   369.30%   336.05%
 25      648.14%        545.70%   510.96%   482.63%   438.74%   405.94%   380.24%   359.41%   327.43%
 26      627.11%        528.72%   495.35%   468.13%   425.96%   394.44%   369.73%   349.71%   318.95%
 27      606.71%        512.22%   480.16%   454.01%   413.50%   383.20%   359.46%   340.21%   310.64%
 28      586.92%        496.17%   465.39%   440.27%   401.34%   372.24%   349.42%   330.92%   302.49%
 29      567.76%        480.61%   451.04%   426.91%   389.52%   361.56%   339.63%   321.85%   294.53%
 30      549.18%        465.50%   437.10%   413.93%   378.02%   351.15%   330.08%   313.00%   286.74%
 31      531.21%        450.86%   423.59%   401.33%   366.84%   341.03%   320.79%   304.38%   279.15%
 32      513.81%        436.66%   410.48%   389.10%   355.98%   331.19%   311.75%   295.98%   271.74%
 33      496.96%        422.89%   397.75%   377.23%   345.42%   321.61%   302.94%   287.79%   264.51%
 34      480.65%        409.53%   385.39%   365.69%   335.14%   312.28%   294.35%   279.80%   257.43%
 35      464.89%        396.62%   373.45%   354.53%   325.20%   303.25%   286.03%   272.05%   250.57%
 36      449.66%        384.12%   361.87%   343.71%   315.55%   294.48%   277.94%   264.52%   243.89%
 37      434.98%        372.07%   350.72%   333.29%   306.25%   286.02%   270.14%   257.26%   237.45%
 38      420.85%        360.48%   339.98%   323.25%   297.30%   277.88%   262.63%   250.26%   231.25%
 39      407.27%        349.33%   329.66%   313.60%   288.70%   270.06%   255.43%   243.55%   225.29%
 40      394.23%        338.64%   319.77%   304.36%   280.46%   262.57%   248.53%   237.14%   219.61%
 41      381.72%        328.39%   310.29%   295.51%   272.58%   255.41%   241.94%   231.01%   214.19%
 42      369.72%        318.57%   301.21%   287.03%   265.04%   248.58%   235.65%   225.16%   209.03%
 43      358.21%        309.16%   292.51%   278.91%   257.83%   242.04%   229.64%   219.58%   204.11%
 44      347.14%        300.11%   284.14%   271.11%   250.90%   235.76%   223.88%   214.23%   199.39%
 45      336.48%        291.40%   276.10%   263.61%   244.23%   229.72%   218.33%   209.09%   194.87%
 46      326.22%        283.02%   268.35%   256.38%   237.82%   223.92%   213.00%   204.14%   190.52%
 47      316.33%        274.93%   260.88%   249.41%   231.63%   218.31%   207.86%   199.38%   186.32%
 48      306.78%        267.12%   253.67%   242.69%   225.66%   212.91%   202.90%   194.77%   182.27%
 49      297.58%        259.60%   246.71%   236.20%   219.90%   207.69%   198.11%   190.33%   178.37%
 50      288.71%        252.34%   240.01%   229.94%   214.34%   202.66%   193.49%   186.05%   174.61%
 51      280.16%        245.35%   233.54%   223.92%   208.99%   197.82%   189.05%   181.93%   170.99%
 52      271.93%        238.60%   227.31%   218.10%   203.83%   193.15%   184.77%   177.97%   167.51%
 53      263.99%        232.11%   221.31%   212.50%   198.86%   188.65%   180.65%   174.15%   164.16%
 54      256.36%        225.87%   215.54%   207.13%   194.09%   184.34%   176.70%   170.49%   160.96%
 55      249.00%        219.85%   209.99%   201.95%   189.50%   180.20%   172.90%   166.98%   157.89%
 56      241.92%        214.06%   204.64%   196.96%   185.08%   176.20%   169.25%   163.61%   154.94%
 57      235.07%        208.46%   199.46%   192.14%   180.81%   172.34%   165.71%   160.34%   152.09%
 58      228.45%        203.02%   194.44%   187.45%   176.65%   168.59%   162.27%   157.16%   149.31%
 59      222.01%        197.74%   189.55%   182.88%   172.59%   164.91%   158.90%   154.04%   146.57%
 60      215.77%        192.59%   184.78%   178.43%   168.62%   161.31%   155.60%   150.97%   143.88%
 61      209.70%        187.58%   180.14%   174.08%   164.75%   157.79%   152.36%   147.96%   141.23%
 62      203.84%        182.74%   175.64%   169.87%   160.98%   154.37%   149.21%   145.03%   138.65%
 63      198.20%        178.06%   171.30%   165.81%   157.36%   151.07%   146.17%   142.21%   136.15%
 64      192.79%        173.59%   167.16%   161.93%   153.90%   147.93%   143.27%   139.52%   133.78%
 65      187.61%        169.33%   163.20%   158.24%   150.60%   144.94%   140.53%   136.98%   131.55%
 66      182.67%        165.26%   159.43%   154.72%   147.47%   142.11%   137.93%   134.57%   129.45%
 67      177.93%        161.37%   155.83%   151.36%   144.49%   139.41%   135.46%   132.29%   127.45%
 68      173.38%        157.62%   152.37%   148.12%   141.62%   136.82%   133.09%   130.10%   125.55%
 69      168.99%        154.01%   149.02%   145.00%   138.84%   134.30%   130.79%   127.97%   123.69%
 70      164.74%        150.50%   145.77%   141.96%   136.14%   131.86%   128.55%   125.89%   121.87%
 71      160.64%        147.11%   142.63%   139.02%   133.52%   129.48%   126.36%   123.87%   120.10%
 72      156.70%        143.86%   139.61%   136.20%   131.00%   127.19%   124.26%   121.91%   118.38%
 73      152.93%        140.75%   136.73%   133.50%   128.60%   125.01%   122.25%   120.05%   116.74%
 74      149.37%        137.82%   134.02%   130.96%   126.34%   122.96%   120.37%   118.31%   115.21%
 75      146.01%        135.06%   131.47%   128.59%   124.23%   121.05%   118.62%   116.69%   113.80%
 76      142.84%        132.48%   129.09%   126.37%   122.27%   119.29%   117.01%   115.21%   112.51%
 77      139.87%        130.07%   126.87%   124.31%   120.45%   117.66%   115.53%   113.84%   111.33%
 78      137.06%        127.80%   124.78%   122.38%   118.76%   116.14%   114.15%   112.58%   110.24%
 79      134.40%        125.66%   122.82%   120.56%   117.16%   114.72%   112.86%   111.40%   109.23%
 80      131.87%        123.63%   120.96%   118.84%   115.66%   113.38%   111.65%   110.29%   108.28%
 81      129.49%        121.72%   119.21%   117.22%   114.24%   112.11%   110.51%   109.24%   107.38%
 82      127.23%        119.92%   117.56%   115.69%   112.91%   110.93%   109.43%   108.26%   106.54%
 83      125.12%        118.24%   116.03%   114.28%   111.67%   109.82%   108.44%   107.35%   105.76%
 84      123.16%        116.70%   114.62%   112.98%   110.54%   108.82%   107.53%   106.53%   105.06%
 85      121.34%        115.28%   113.33%   111.79%   109.52%   107.91%   106.71%   105.78%   104.42%
 86      119.66%        113.98%   112.15%   110.72%   108.59%   107.09%   105.98%   105.11%   103.86%
 87      118.10%        112.79%   111.08%   109.74%   107.75%   106.36%   105.32%   104.52%   103.36%
 88      116.64%        111.69%   110.10%   108.85%   107.00%   105.70%   104.73%   103.99%   102.91%
 89      115.27%        110.68%   109.20%   108.03%   106.31%   105.10%   104.20%   103.51%   102.51%
 90      113.97%        109.73%   108.36%   107.27%   105.67%   104.55%   103.72%   103.07%   102.16%
 91      112.71%        108.83%   107.56%   106.56%   105.08%   104.04%   103.27%   102.68%   101.97%
 92      111.48%        107.95%   106.80%   105.88%   104.52%   103.57%   102.85%   102.31%   101.00%
 93      110.24%        107.08%   106.04%   105.21%   103.98%   103.11%   102.46%   101.97%   101.00%
 94      108.97%        106.19%   105.27%   104.53%   103.43%   102.64%   102.06%   101.00%   101.00%
 95      107.64%        105.23%   104.44%   103.80%   102.84%   102.16%   101.97%   101.00%   101.00%
 96      106.24%        104.21%   103.56%   103.01%   102.21%   101.97%   101.00%   101.00%   101.00%
 97      104.79%        103.13%   102.64%   102.17%   101.97%   101.00%   101.00%   101.00%   101.00%
 98      103.34%        102.04%   101.97%   101.97%   101.00%   101.00%   101.00%   101.00%   101.00%
 99      101.97%        101.97%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%
 100+    101.00%        101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%

 CASH VALUE ACCUMULATION TEST - UNISEX
        PREFERRED OR
CLASS:    STANDARD        A         B         C         D         E         F         G          H
 AGE:       100%         150%      175%      200%      250%      300%      350%      400%       500%
 20      660.51%        551.81%   515.46%   485.97%   440.56%   406.80%   380.43%   359.09%   326.35%
 21      641.23%        536.78%   501.85%   473.50%   429.86%   397.39%   372.02%   351.49%   319.98%
 22      622.33%        522.00%   488.43%   461.19%   419.25%   388.04%   363.65%   343.90%   313.59%
 23      603.74%        507.36%   475.11%   448.95%   408.64%   378.66%   355.21%   336.24%   307.09%
 24      585.45%        492.88%   461.91%   436.78%   398.07%   369.26%   346.74%   328.50%   300.49%
 25      567.49%        478.59%   448.84%   424.71%   387.53%   359.86%   338.23%   320.72%   293.81%
 26      549.81%        464.44%   435.87%   412.70%   377.00%   350.43%   329.66%   312.84%   287.00%
 27      532.48%        450.50%   423.07%   400.82%   366.54%   341.04%   321.09%   304.94%   280.14%
 28      515.51%        436.78%   410.45%   389.09%   356.18%   331.69%   312.55%   297.05%   273.24%
 29      498.95%        423.35%   398.07%   377.56%   345.97%   322.46%   304.09%   289.21%   266.36%
 30      482.82%        410.24%   385.96%   366.27%   335.95%   313.39%   295.75%   281.48%   259.55%
 31      467.14%        397.44%   374.14%   355.23%   326.13%   304.48%   287.55%   273.85%   252.82%
 32      451.93%        385.01%   362.63%   344.49%   316.55%   295.78%   279.54%   266.40%   246.22%
 33      437.18%        372.92%   351.45%   334.03%   307.22%   287.28%   271.70%   259.09%   239.74%
 34      422.91%        361.22%   340.61%   323.89%   298.16%   279.03%   264.09%   251.99%   233.43%
 35      409.11%        349.88%   330.10%   314.06%   289.36%   271.01%   256.67%   245.08%   227.28%
 36      395.79%        338.93%   319.94%   304.55%   280.85%   263.25%   249.50%   238.38%   221.31%
 37      382.93%        328.35%   310.13%   295.35%   272.62%   255.74%   242.55%   231.89%   215.53%
 38      370.55%        318.17%   300.68%   286.50%   264.70%   248.50%   235.86%   225.64%   209.96%
 39      358.64%        308.36%   291.58%   277.98%   257.07%   241.54%   229.41%   219.61%   204.59%
 40      347.20%        298.94%   282.84%   269.80%   249.74%   234.85%   223.23%   213.84%   199.45%
 41      336.19%        289.89%   274.45%   261.94%   242.71%   228.43%   217.30%   208.30%   194.51%
 42      325.63%        281.21%   266.40%   254.40%   235.97%   222.28%   211.62%   203.00%   189.80%
 43      315.48%        272.87%   258.66%   247.16%   229.49%   216.38%   206.16%   197.91%   185.27%
 44      305.74%        264.86%   251.24%   240.22%   223.28%   210.73%   200.94%   193.04%   180.95%
 45      296.37%        257.16%   244.11%   233.54%   217.31%   205.29%   195.92%   188.36%   176.79%
 46      287.36%        249.77%   237.25%   227.13%   211.59%   200.07%   191.11%   183.87%   172.81%
 47      278.70%        242.66%   230.67%   220.97%   206.08%   195.06%   186.48%   179.56%   168.99%
 48      270.37%        235.82%   224.33%   215.04%   200.79%   190.24%   182.03%   175.42%   165.32%
 49      262.34%        229.23%   218.22%   209.33%   195.69%   185.59%   177.75%   171.42%   161.77%
 50      254.63%        222.89%   212.35%   203.83%   190.78%   181.13%   173.63%   167.58%   158.37%
 51      247.20%        216.79%   206.70%   198.55%   186.06%   176.83%   169.66%   163.89%   155.09%
 52      240.07%        210.94%   201.28%   193.48%   181.53%   172.71%   165.86%   160.35%   151.96%
 53      233.22%        205.32%   196.08%   188.61%   177.19%   168.76%   162.22%   156.96%   148.96%
 54      226.66%        199.95%   191.10%   183.96%   173.04%   164.99%   158.75%   153.73%   146.10%
 55      220.38%        194.81%   186.34%   179.52%   169.09%   161.40%   155.45%   150.66%   143.39%
 56      214.36%        189.89%   181.80%   175.27%   165.31%   157.98%   152.30%   147.74%   140.82%
 57      208.60%        185.18%   177.45%   171.22%   161.71%   154.71%   149.30%   144.96%   138.37%
 58      203.06%        180.66%   173.27%   167.32%   158.25%   151.58%   146.43%   142.30%   136.04%
 59      197.74%        176.32%   169.26%   163.59%   154.93%   148.58%   143.67%   139.74%   133.79%
 60      192.62%        172.15%   165.41%   159.99%   151.74%   145.69%   141.02%   137.29%   131.64%
 61      187.71%        168.14%   161.71%   156.54%   148.68%   142.92%   138.48%   134.93%   129.57%
 62      182.99%        164.30%   158.16%   153.23%   145.74%   140.26%   136.04%   132.67%   127.59%
 63      178.47%        160.62%   154.76%   150.07%   142.93%   137.72%   133.72%   130.52%   125.70%
 64      174.16%        157.12%   151.53%   147.06%   140.27%   135.32%   131.52%   128.48%   123.92%
 65      170.05%        153.78%   148.46%   144.20%   137.75%   133.05%   129.44%   126.57%   122.25%
 66      166.14%        150.62%   145.55%   141.50%   135.36%   130.90%   127.48%   124.76%   120.69%
 67      162.40%        147.60%   142.78%   138.92%   133.10%   128.87%   125.63%   123.06%   119.21%
 68      158.82%        144.72%   140.13%   136.47%   130.94%   126.94%   123.87%   121.45%   117.82%
 69      155.40%        141.96%   137.60%   134.12%   128.88%   125.09%   122.19%   119.90%   116.48%
 70      152.11%        139.32%   135.17%   131.87%   126.90%   123.31%   120.58%   118.42%   115.20%
 71      148.96%        136.78%   132.84%   129.71%   125.00%   121.61%   119.03%   117.00%   113.97%
 72      145.96%        134.37%   130.63%   127.65%   123.20%   119.99%   117.56%   115.64%   112.80%
 73      143.11%        132.08%   128.53%   125.71%   121.49%   118.46%   116.17%   114.36%   111.69%
 74      140.42%        129.93%   126.56%   123.89%   119.90%   117.03%   114.87%   113.17%   110.66%
 75      137.89%        127.93%   124.73%   122.20%   118.42%   115.72%   113.68%   112.08%   109.72%
 76      135.52%        126.05%   123.02%   120.63%   117.06%   114.51%   112.59%   111.08%   108.87%
 77      133.28%        124.30%   121.43%   119.17%   115.80%   113.39%   111.59%   110.17%   108.10%
 78      131.18%        122.66%   119.94%   117.80%   114.62%   112.36%   110.66%   109.34%   107.39%
 79      129.17%        121.10%   118.53%   116.51%   113.51%   111.39%   109.79%   108.55%   106.73%
 80      127.26%        119.61%   117.18%   115.28%   112.46%   110.46%   108.97%   107.80%   106.10%
 81      125.43%        118.19%   115.90%   114.10%   111.45%   109.57%   108.18%   107.09%   105.50%
 82      123.70%        116.85%   114.68%   112.99%   110.49%   108.73%   107.42%   106.41%   104.93%
 83      122.06%        115.59%   113.54%   111.94%   109.59%   107.94%   106.71%   105.77%   104.39%
 84      120.53%        114.41%   112.48%   110.97%   108.76%   107.21%   106.06%   105.18%   103.89%
 85      119.11%        113.33%   111.51%   110.09%   108.00%   106.55%   105.47%   104.64%   103.44%
 86      117.79%        112.34%   110.62%   109.28%   107.31%   105.95%   104.93%   104.16%   103.04%
 87      116.55%        111.43%   109.81%   108.54%   106.69%   105.40%   104.45%   103.72%   102.67%
 88      115.39%        110.58%   109.06%   107.87%   106.12%   104.91%   104.02%   103.33%   102.35%
 89      114.28%        109.79%   108.36%   107.24%   105.60%   104.46%   103.62%   102.98%   102.06%
 90      113.20%        109.03%   107.70%   106.65%   105.12%   104.05%   103.26%   102.65%   101.97%
 91      112.14%        108.30%   107.06%   106.09%   104.66%   103.65%   102.92%   102.35%   101.00%
 92      111.07%        107.57%   106.43%   105.53%   104.21%   103.28%   102.59%   102.07%   101.00%
 93      109.96%        106.82%   105.79%   104.97%   103.76%   102.90%   102.27%   101.97%   101.00%
 94      108.79%        106.02%   105.10%   104.37%   103.28%   102.51%   101.97%   101.00%   101.00%
 95      107.54%        105.14%   104.35%   103.70%   102.75%   102.07%   101.00%   101.00%   101.00%
 96      106.19%        104.16%   103.51%   102.96%   102.16%   101.97%   101.00%   101.00%   101.00%
 97      104.77%        103.11%   102.62%   102.15%   101.97%   101.00%   101.00%   101.00%   101.00%
 98      103.34%        102.03%   101.97%   101.97%   101.00%   101.00%   101.00%   101.00%   101.00%
 99      101.97%        101.97%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%
 100+    101.00%        101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%   101.00%

                          PART II. OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Mutual Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.
Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the Policies described in the prospectus. Registrant makes the following representations:

          (1)   Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

          (2) The level of the mortality and expense risks charge is within the range of industry practice for comparable contracts.

          (3) The Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement for the Variable Life Separate Account will benefit the separate account and policyowners, and it will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

          (4) The Variable Life Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based upon an analysis of the mortality and expense risks charges contained in other variable life insurance policies, including scheduled and flexible premium products. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

     The facing sheet;

                     The prospectus, consisting of 69 pages;

     The undertaking to file reports;

     The undertaking pursuant to Rule 484;

     Representations pursuant to Rule 6e-3(T);

     The signatures;

     Written consents of the following persons:

          Ernst & Young LLP

     The following exhibits

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions

1.A1 Resolution of Executive Committee of Board of Directors of Principal Mutual Life Insurance Company establishing the Variable Life Separate Account

1.A3A.a Distribution Agreement between Princor Financial Services Corporation and Principal Mutual Life Insurance Company **

1.A3B.a             Form of Selling Agreement**

1.A3B.b             Registered Representative Agreement**

1.A3C               Schedule of sales commissions**

1.A5.a              Form of Policy

1.A5.a.i            Accelerated Benefit Rider**

1.A5.a.ii           Accidental Death Benefit Rider**

1.A5.a.iii          Accounting Benefit Rider**

1.A5.a.iv           Aviation Exclusion Rider**

1.A5.a.v            Change of Insured

1.A5.a.vi           Children Term Insurance Rider**

1.A5.a.vii          Cost of Living Increase Rider**

1.A5.a.viii         Death Benefit Guarantee Rider

1.A5.a.ix           Extended Coverage Rider

1.A5.a.x            Hazardous Sports Rider**

1.A5.a.xi           Salary Increase Rider**

1.A5.a.xii          Spouse Term Insurance Rider**

1.A5.a.xiii         Supplemental Benefit Rider

1.A5.a.xiv          Waiver of Monthly Policy Charge Rider**

1.A5.a.xv           Waiver of Specified Premium Rider**

1.A5.a.xvi          Enhanced Cash Surrender Value Rider

1.A6.a              Articles of Incorporation, as Amended of Principal
                    Life Insurance Company

1.A6.b              By-laws of Principal Life Insurance Company

1.A10.a             Form of Application**

1.A10.b             Form of Conversion Application**

1.A10.c             Form of Supplemental Application**

2. Opinion and consent of Karen E. Shaff, Senior Vice President and General Counsel**

3. No financial statements will be omitted from the prospectus pursuant to Instruction 1(b) or (c) or Part I

4.                  Not applicable

5.                  Not applicable

6.                  Consent of Ernst & Young LLP**

7. Description of Issuance, Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)**

8.                  Powers of Attorney of Directors of Principal Life
                    Insurance Company

9.                  Opinion and Consent of Lisa Butterbaugh**
---------------------------------
** To be filed by Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Des Moines, and the state of Iowa, on the 30th day of January, 2002.


                          PRINCIPAL LIFE INSURANCE COMPANY
                          VARIABLE LIFE SEPARATE ACCOUNT

                                      (Registrant)


                         By:  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/J. B. Griswell
                         By _________________________________________________
                            Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Senior Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date


/s/ J. B. Griswell             President, Chairman and         01/30/2002
--------------------           Chief Executive Officer
J. B. Griswell


/s/ D. C. Cunningham           Vice President and              01/30/2002
--------------------           Controller (Principal
D. C. Cunningham               Accounting Officer)



/s/ M. H. Gersie               Executive Vice President        01/30/2002
--------------------           and Chief Financial Officers
M. H. Gersie                   (Principal Financial
                               Officer)


  (B. J. Bernard)*             Director                        01/30/2002
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                        01/30/2002
--------------------
J. Carter-Miller


  (D. J. Drury)*               Director                        01/30/2002
--------------------
D. J. Drury


  (C. D. Gelatt, Jr.)*         Director                        01/30/2002
--------------------
C. D. Gelatt, Jr.


  (S. L. Helton)*              Director                        01/30/2002
--------------------
S. L. Helton


  (C. S. Johnson)*             Director                        01/30/2002
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        01/30/2002
--------------------
W. T. Kerr


  (L. Liu)*                    Director                        01/30/2002
--------------------
L. Liu


  (V. H. Loewenstein)*         Director                        01/30/2002
--------------------
V. H. Loewenstein


  (R. D. Pearson)*             Director                        01/30/2002
--------------------
R. D. Pearson


  (F. F. Pena)*                Director                        01/30/2002
--------------------
F. F. Pena


  (D. M. Stewart)*             Director                        01/30/2002
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                        01/30/2002
--------------------
E. E. Tallett



                           *By    /s/ J. Barry Griswell
                                  ------------------------------------
                                  J. Barry Griswell
                                  Chairman, President and
                                  Chief Executive Officer

                                  Pursuant to Powers of Attorney
                                  Previously Filed or Included Herein